[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 8, 2023
(Start date of measures for electronic provision: May 31, 2023)

NOTICE OF CONVOCATION OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 18th Annual General Meeting of Shareholders (the "Meeting") of Mitsubishi UFJ Financial Group, Inc. (the "Company") will be held as described below.
In convening this General Meeting of Shareholders, the Company has taken measures for the electronic provision of information. The matters subject to electronic provision have been posted on the following websites.

The Company's website:
https://www.mufg.jp/english/ir/stock/meeting/index.html

In addition to the above, the information is also posted on the following website.

Tokyo Stock Exchange (TSE) website:
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Please access the above website, enter our company name or securities code (8306) and click "Search," and select "Basic information" and "Documents for public inspection/PR information" in that order to view the relevant information.

In place of attending the General Meeting of Shareholders in person, shareholders may exercise their voting rights in advance, either electronically (via the Internet) or in writing.
Please review the following "Reference Materials Concerning the General Meeting of Shareholders" and exercise your voting rights by 5:10 p.m. on Wednesday, June 28, 2023.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Hironori Kamezawa
Member of the Board of Directors, President & Group CEO
(Representative Corporate Executive)
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting: Thursday, June 29, 2023, at 10:00 a.m.

    (Reception is scheduled to open at 9:00 a.m.)

2. Place of the Meeting: Hiten Main Banquet Hall, Grand Prince Hotel Shin Takanawa
at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters for Reporting: The Business Report for the 18th Fiscal Year (from April 1, 2022 to March 31, 2023), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

<Proposal by the Company>

| First Item of Business | Appropriation of Surplus |
| Second Item of Business | Election of 15 (fifteen) Directors |

<Proposal by Shareholders>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Issuing and Disclosing a Transition Plan to Align Lending and Investment Portfolios with the Paris Agreement's 1.5 Degree Goal Requiring Net Zero Emissions by 2050)
Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Transactions with Companies that Neglect Defamation)
Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Exercise Caution in Transactions with Male-dominated Companies)
Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Investor Relations)

Announcements

- The following items are not included in the documents sent to shareholders who have requested the delivery of a paper copy pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation.

  (1) Employees of the Group; (2) Principal Offices, etc. of the Group; (3) Major Borrowings; (4) Matters Concerning Officers of the Company (Limited Liability Agreement and Directors and Officers Liability Insurance); (5) Matters Concerning Outside Directors; (6) Matters Concerning Shares of the Company; (7) Matters Concerning Independent Auditor; (8) System to Ensure Appropriate Conduct of Operations; (9) Matters Concerning Wholly-owned Specified Subsidiaries; (10) Other (Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation), (Significant Accounting Estimates and Assumptions Used for Such Estimation); (11) Consolidated Financial Statements and Notes to the Consolidated Financial Statements; (12) Non-consolidated Financial Statements and Notes to the Non-consolidated Financial Statements; (13) Independent Auditor's Report on the Consolidated Financial Statements; (14) Independent Auditor's Report on the Non-consolidated Financial Statements; (15) Audit Report of the Audit Committee

  The documents audited by the Audit Committee and Independent Auditors in preparing the Audit Reports and Independent Auditors Reports comprise the documents included in the "NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS," and the documents (1) through (15) above, disclosed on **our website**.

- If any matter subject to electronic provision is to be modified, we will post the details of such modification on **our website**.

- Notices of major changes to the operation of the General Meeting of Shareholders due to future conditions will be provided on **our website**.

- With regard to the results of the resolutions of the General Meeting of Shareholders, please be aware that we will post the results on **our website** after the conclusion of the meeting, instead of sending a written notice of the resolutions.

(Reference) FY2022 Financial Highlights
(1) Consolidated net operating profits



Consolidated net operating profits increased by 377.5 billion yen compared to the previous fiscal year primarily owing to an increase in net interest income as a result of higher interest rates in various countries.

(2) Profits attributable to owners of parent



Profits attributable to owners of parent decreased by 14.3 billion yen compared to the previous fiscal year partly due to the impact of losses resulting from accounting treatments in line with MUFG Union Bank's share transfer.

(3) ROE



ROE decreased by 0.75 percentage points compared to the previous fiscal year owing to an increase in the denominator for ROE calculation in connection with the depreciation of the yen in addition to a decline in profits attributable to owners of parent.

(4) Common Equity Tier 1 capital ratio
(Finalized Basel III reforms basis, excluding net unrealized gains on available-for-sale securities)



9.7% 10.4% **10.3%**

(0.0) percentage
points vs March 31, 2022

FY2020   FY2021   **FY2022**

As for common Equity Tier 1 capital ratio, adequate levels of 10.3% have continued to be maintained.

(5) Shareholder returns



	FY2019	FY2020	FY2021	FY2022	FY2023 (Forecast)
Dividend payout ratio (%)	61.0[*1]	41.3	31.7	**35.3**	37.9[*2]
Share repurchases (Billions of yen)	500	-	1,500	**4,500**	-
Total payout ratio (%)	70.5	41.3	44.8	**75.2**	37.9

[*1] Dividend payout ratio amounts to 37% when the impact of the one-time amortization of goodwill is excluded

[*2] Estimate premised on profits attributable to owners of parent of ¥1,300 billion. The dividend payout ratio is approximately 40% disregarding the effects of the change in fiscal year-end of Morgan Stanley's equity method (on an estimated basis).

Please see the following website for details on financial highlights.
https://www.mufg.jp/dam/ir/fs/2022/pdf/highlights2303_en.pdf



(Reference) Sustainability Highlights

MUFG's Sustainability Initiatives

With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we will engage in value creation employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for environmental and social issues.

■ 10 priority environmental and social issues

Climate change measures & environmental protection	Response to aging population & low birthrate	Inclusion & diversity	Developing social infrastructure	Supporting industrial development & innovation
Response to poverty	Reduction of educational disparities	Ensuring equal access to financial services	Promoting workstyle reforms	Overcoming threats to health

Moving Towards Carbon Neutrality

MUFG Carbon Neutrality Declaration (May 2021)
To achieve net zero GHG emissions from our financed portfolio by 2050 and from our own operations by 2030

Net zero GHG Emissions from Own Operations



336 thousand tons
Completed the 100% shift to renewable energy at domestic facilities (June 2022)
Overseas
Domestic
231 thousand tons
Reduce domestic emissions by 2/3*
Reduce Group and global emissions by 50%*
62,000 tons or less
168,000 tons or less
Net zero
2020
2021
2025
2026
2030
*Compared with FY2020

Net zero GHG Emissions from Financed Portfolio: Disclosure of Progress and New Targets

		Standard (Base year)	FY2021		Interim Targets for 2030	
Power (gCO$_2$e/kWh)		328 (2019)	299	▶	156-192	
Oil & Gas (MtCO$_2$e)		84 (2019)	76	▶	(15)% - (28)%	
Real estate	Commercial (kgCO$_2$e/m²)	65 (2020)	–	▶	44-47	NEW
	Residential (kgCO$_2$e/m²)	27 (2020)	–	▶	23	NEW
Steel (MtCO$_2$e)		22 (2019)	–	▶	(22)%	NEW
Shipping (PCA Score*)		PCA+0.6% (2021)	–	▶	PCA≦0%	NEW

*A measure of consistency that indicates the difference from the required level across the portfolio. Calculates the Vessel Climate Alignment (VCA) of individual vessels providing financing as a weighted average of the percentages in the loan portfolio

International Communications in Collaboration with Industries and Government Agencies

MUFG published the MUFG Transition Whitepaper 1.0 on Japan's characteristics/its carbon neutrality pathway in English, and held dialogues with European and U.S. authorities.

Plan to publish MUFG Transition Whitepaper 2.0 towards COP28, featuring technologies that may require financial support in the future.



Customer Engagement and Support

MUFG has extended our engagement activities to around 1,500 companies to provide ongoing support to our customers while steadily expanding our climate change business.

Scan the QR code to view the MUFG Progress Report.
https://www.mufg.jp/english/csr/report/progress/index.html



■ Sustainable finance results
Cumulative amount of execution between FY2019 to FY2030 is 24.6 trillion yen, a progress rate of approx. 70.2% (provisional number).



* provisional number

■ Approach to natural capital and biodiversity
- MUFG joined the TNFD* Forum in February 2022 in order to promote efforts on a group-wide basis
- Moving toward TNFD disclosure, MUFG initiated a risk assessment for its financed portfolio. By using sector information, etc., MUFG determined the degree of "dependency" and "impact" on the natural environment.

*The Taskforce on Nature-related Financial Disclosures. An international initiative launched in June 2021 by the United Nations Environment Programme Financial Initiative (UNEP FI), the United Nations Development Programme (UNDP), the World Wildlife Fund (WWF), and Global Canopy



■ Corporate Social Responsibility Activities
MUFG SOUL: Turning Passion into Power for Society
MUFG provides funds for CSR activities that are designed and participated in by employees, such as environmental protection, children's cafeterias that provide free or inexpensive meals to children in need, support for orphanages, and community revitalization activities. We will continue to contribute to the resolution of a wider range of social issues by addressing them from the perspective of our employees.



Empowering Niigata with our enthusiasm and dedication – Working as one team to improve Niigata's waterside environment



Project to use, grow, and preserve Japan's trees for the future

■ External evaluations
The Fourth ESG Finance Awards Japan (Minister of Environment Award) hosted by the Ministry of the Environment
- Banking Category:
  Gold (Bank: 2 straight years)
- Investor (Asset Manager Category) Category:
  Silver (Trust Bank)
- Selected as an Environmental Sustainable Company (MUFG: 2 straight years)



Assessment by ESG ratings agencies (As of December 2022)

MUFG's sustainability measures not only received awards in finance, but were highly regarded by many ESG ratings agencies, improving scores.

MSCI	S&P Dow Jones	CDP
A ⇒ **A**	53 ⇒ **62**	B ⇒ **A-**

FTSE	Sustainalytics*
3.3 ⇒ **3.9**	19.3 ⇒ **18.0**

*Lower scores are better

MUFG makes various disclosures about sustainability on its website.

Please see the website for other measures regarding the environment, social issues, and priority issues, alongside corporate social responsibility activities.

MUFG Sustainability Search

https://www.mufg.jp/english/csr/



■ Initiatives for Human Capital Expansion

Concept for human capital

MUFG positions human capital as one of its most important types of capital, and creates an environment in which the enrichment of human capital allows employees to grow and challenge themselves further while engaging in self-improvement.



Global financial group which each and every employee play active roles lively and contributes to society and clients
Nurturing professionals / reskilling
Improvement in employee engagement
Promotion of DEI*1
Health management
Corporate Culture

*1 Diversity, Equity & Inclusion

Nurturing professionals / reskilling
(1) Number of mid-career hires (Mid-career hire ratio)
Strengthened hiring of professional personnel in various specialist sectors (including digital personnel)



(2) Job Challenge (In-house job postings) applicants
Program to enable personnel to take on new roles within the group without restriction on their affiliated company



(3) Training and developments
Nurturing professionals, reskilling and promoting self-improvement through training and developments



*2 The above figures are the total amount of the Bank, the Trust Bank, and the Securities

Improving engagement

Continuously implemented initiatives such as 1-on-1 and MUFG Way integration sessions

(1) MUFG Employee Survey

"Recommend MUFG as a wonderful workplace"


63%
((1)% year-on-year)

(2) MUFG Way x My Way

Held "MUFG Way integration session"

Over 70% of employees participated more than once


My Way
Personal beliefs and aspirations
MUFG Way
Company's purpose
Personal MUFG Way

Promotion of DEI


Ratio of women in management in Japan
Target
22.0%
Achieved the initial (upon formulation of the MTBP) target for FY2023. Raised the target from 18% to 20%
19.6%
18.0%
Further raised the FY2023 target
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023

Request for Exercise of Voting Rights

Exercise of voting rights via the Internet

Deadline: 5:10 p.m., Wednesday, June 28, 2023

Scanning QR code

1. Scan the QR code



*QR code is a registered trademark of DENSO WAVE INCORPORATED.

There is no need to enter your Login ID and password.

Please use your smartphone to scan the "smartphone voting right exercise website login QR code" on the bottom right of the enclosed voting right exercise form.

2. Select a method of exercising voting rights


会社提案の全ての議案を賛成とされる場合
確認画面へ
会社提案の議案について個別に賛否を入力される場合
賛否行使画面へ

Access the URL shown on the screen to display the voting right exercise website screen. There are two methods of exercising voting rights.

Hereafter, please enter your approval or disapproval by following the instructions on the screen.

Entering login ID and temporary password

1. Access the voting right exercise website (when using a PC)



(1) Click "Go to the next page."

Voting right exercise website (https://evote.tr.mufg.jp/)

2. Log in



(2) Enter your "login ID" and "temporary password" provided on the bottom right of the voting right exercise form.

(3) Click "Log in."

Hereafter, please enter your approval or disapproval by following the instructions on the screen.

Notes:

● Please note that we request shareholders who exercise their voting rights via the Internet to change their "temporary password" on the voting right exercise website in order to prevent unauthorized access ("spoofing") by third parties other than shareholders and to prevent tampering with the content of the vote.

● A new "login ID" and "temporary password" will be provided each time when a General Meeting of Shareholders is convened.

● Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC or smartphone are to be borne by the shareholders.

For inquiries regarding exercise of voting rights via the Internet (Help desk)
Securities Transfer Agency Division,
Mitsubishi UFJ Trust and Banking Corporation
0120-173-027 (toll-free within Japan)
Business hours: From 9:00 a.m. to 9:00 p.m.

■ Information for Institutional Investors
Institutional investors may use an "electronic voting rights exercise platform" as a method of exercising the voting rights.

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the proposal on the enclosed voting right exercise form and send the completed form to the Company by return mail. Please note that if there is no indication of your vote for or against any item of business, we will deem that you have voted for the proposal by the Company and against the proposal by a shareholder.

Deadline: Wednesday, June 28, 2023, to reach the Company no later than 5:10 p.m.

Sample of the voting right exercise form

議決権行使書
株式会社 三菱UFJフィナンシャル・グループ 御中
ご所有株式数
お願い
ログイン用QRコード
XXXX-XXXX-XXXX-XXX
XXXXXX

For Second Item of Business, if you plan to vote against one or more candidates, please state the candidate number.

Proposals from Third Item of Business to Sixth Item of Business are proposed by some shareholders. The Board of Directors objects to all of these proposals. For details, please refer to page 47 and onward.

The "login ID" and "temporary password" which are required for exercising voting rights via the Internet, are indicated here.

Please cut and return this part.

Please indicate "for" or "against" for each proposal here.

- In case of "for": please circle the word "For."
- In case of "against": please circle the word "Against."

If you approve the proposal by the Company and Board of Directors' opinion

会社提案	第1号議案	第2号議案			株主提案	第3号議案	第4号議案	第5号議案	第6号議案
	⊘賛	⊘賛	但し			賛	賛	賛	賛
	否	否	を除く			⊘否	⊘否	⊘否	⊘否

If you do not approve the proposal by the Company and Board of Directors' opinion

会社提案	第1号議案	第2号議案			株主提案	第3号議案	第4号議案	第5号議案	第6号議案
	賛	賛	但し			⊘賛	⊘賛	⊘賛	⊘賛
	⊘否	⊘否	を除く			否	否	否	否

Handling of the voting rights exercised multiple times
- Please be advised that if you exercise the voting rights both in writing and via the Internet, the content of the voting rights exercised via the Internet shall be deemed valid.
- Please be advised that if you have exercised the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you have exercised the voting rights redundantly via PC and smartphone, the last exercise of the voting rights shall be deemed valid.

Information on Livestreaming and Preliminary Questions Using the Internet

How to watch the livestream

Date and time of the streaming: Thursday, June 29, 2023, from 10:00 a.m. to the close of the meeting

* The streaming page will be accessible from 30 minutes before the meeting (9:30 a.m.).

Method for watching the livestream

1. Please access the "Engagement Portal" (hereinafter the "Website"), the online website for general meetings of shareholders, by directly entering the following URL on your PC, smartphone, or other devices, or scanning the QR code.

   Online website for general meetings of shareholders
   "Engagement Portal"
   URL: https://engagement-portal.tr.mufg.jp/

2. Please enter the following ID and password on the Website, and upon confirming the Terms of Use and placing a check in the "I agree to the Terms of Use" box, click the "Log in" button.
   1) Enter the "Login ID" indicated on the right side of the voting right exercise form (15-digit, half-width numbers)
   2) Enter the "Temporary Password" indicated on the right side of the voting right exercise form (6-digit, half-width numbers)

議決権行使書
株式会社 三菱UFJフィナンシャル・グループ 御中
ログインＩＤ
1) ID
XXXX-XXXX-XXXX-XXX
株主番号(8桁)
仮パスワード
XXXXXX
2) Password

Please make sure to copy down both your ID and password before submitting the voting right exercise form.
The changes to the password that you made on the "voting right exercise website" (please refer to page 13 of this Notice for Convocation) will not be transferred to the Website.

3. Please click "Watch today's livestream" on the Website, and upon confirming the Terms of Use and placing a check in the "I agree to the Terms of Use" box, click the "Watch" button.

Precautions

● Watching a livestream is not recognized as attendance at the General Meeting of Shareholders, according to the Companies Act. Therefore, it is not possible to ask questions, exercise voting rights, or make motions that are permitted to shareholders at the General Meeting of Shareholders via the livestream. Please exercise your voting rights in advance either online or by mailing the enclosed voting rights exercise form.

● Livestreaming may become unavailable due to unavoidable circumstances. In that case, an announcement will be made on our website.

● Access to the livestream and the preliminary questions will be limited to shareholders.

● It may not be possible to watch the livestream, depending on the devices and communication environments being used.

● Please refrain from taking photos, recording video or audio, saving the livestream, or publishing the livestream on social media.

● Shareholders shall bear communication charges incurred in viewing the livestream.

Details regarding reception of preliminary questions

Submission period: Until 5:10 p.m., (Friday), June 23, 2023

Preliminary questions from shareholders will be accepted on the matters to be dealt with at the General Meeting of Shareholders. If you wish to submit a question, please refer to the "Method for watching the livestream," and log into the livestreaming website, and select the appropriate category and enter your preliminary question as per the instructions on the screen.

Notes:

* Questions must be related to the matters to be dealt with at the General Meeting of Shareholders, and are limited to one question per person.

* The question form has a limit of 400 letters.

* Among questions submitted in advance of the meeting, we will answer those that are of significant interest to shareholders on the day of the meeting. For all other questions, answers will be posted on our website after the General Meeting of Shareholders. Please understand that we will not be able to answer all questions. Furthermore, please note that we cannot provide answers individually.

[Inquiries on ID and password]

Securities Transfer Agency Division, Mitsubishi UFJ Trust and Banking Corporation: 0120-676-808 (toll-free within Japan)

Available: From Thursday, June 8, 2023 to Wednesday, June 28, 2023
              (9:00 a.m. to 5:00 p.m. *Excluding Saturdays, Sundays and public holidays.)
              Thursday, June 29, 2023
              (9:00 a.m. until the close of the Meeting)

On-demand streaming after the General Meeting of Shareholders

After the General Meeting of Shareholders, on-demand streaming will be available on the Investor Relations page of the Company's website. If you are unable to watch the livestream, please watch the on-demand stream.

The Company's website: https://www.mufg.jp/english/ir/stock/meeting/index.html

REFERENCE MATERIALS CONCERNING
THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

<Proposal by the Company (from First Item of Business to Second Item of Business)>

The First Item of Business to the Second Item of Business are proposed by the Company.

First Item of Business   Appropriation of Surplus

MUFG's basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, and to raise the dividend payout ratio progressively to 40% by fiscal year 2023. MUFG will flexibly repurchase stock as return profits to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration our business performance and capital situation, opportunities for growth investment, and the market conditions, including the stock prices. Also, MUFG will not hold treasury stock excessively to approximately 5% of the total shares outstanding and MUFG shall cancel the stocks exceeding such amount in principle.

Based on these policies, MUFG proposes the year-end dividend of ¥16 per share. Combined with the interim dividend of ¥16 per share, annual dividends will total ¥32 per share.

Matters concerning the year-end dividend:

1. Kind of dividend property

    Cash

2. Matters concerning allocation and
    the total amount of dividend property

    Ordinary Shares   ¥16 per share
            ¥192,859,652,752 in total

3. Date on which dividends from surplus
    shall be effective

    June 30, 2023

Second Item of Business   Election of 15 (fifteen) Directors

The terms of office of 15 (fifteen) directors will expire at the close of this Meeting. In addition, Mr. Ritsuo Ogura resigned from Director as of May 31, 2023. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 15 (fifteen) directors.

The candidates are as follows. Each of the 8 (eight) candidates for outside directors meets the Company's "Independence Standards for Outside Directors." The 15 (fifteen) candidates for directors are composed of 11 (eleven) male candidates and 4 (four) female candidates (accounting for 26.6% of the candidates).

No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
1	Mariko Fujii	Reelected / Outside / Independent	Female	4	Member of the Board of Directors Nominating Member Compensation Member Risk Member (Chairperson)	1
2	Keiko Honda	Reelected / Outside / Independent	Female	3	Member of the Board of Directors Audit Member	2
3	Kaoru Kato	Reelected / Outside / Independent	Male	4	Member of the Board of Directors Nominating Member Compensation Member Audit Member	0
4	Satoko Kuwabara	Reelected / Outside / Independent	Female	2	Member of the Board of Directors Nominating Member Compensation Member (Chairperson)	3
5	Hirofumi Nomoto	Reelected / Outside / Independent	Male	4	Member of the Board of Directors Nominating Member (Chairperson) Compensation Member	3
6	David A. Sneider	New / Outside / Independent	Male	–		1
7	Koichi Tsuji	Reelected / Outside / Independent	Male	2	Member of the Board of Directors Audit Member (Chairperson)	2
8	Tarisa Watanagase	Reelected / Outside / Independent	Female	6	Member of the Board of Directors Risk Member	0
9	Kenichi Miyanaga	Non-Executive / Reelected	Male	2	Member of the Board of Directors Audit Member	0



No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
10	Ryoichi Shinke	New / Non-Executive	Male	–	Managing Executive Officer	0
11	Kanetsugu Mike	Reelected	Male	6	Member of the Board of Directors Chairman (Corporate Executive)	1
12	Hironori Kamezawa	Reelected	Male	4	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	1
13	Iwao Nagashima	Reelected	Male	3	Member of the Board of Directors	0
14	Junichi Hanzawa	Reelected	Male	2	Member of the Board of Directors	0
15	Makoto Kobayashi	Reelected	Male	1	Member of the Board of Directors	0

Outside	Candidate for Outside Director
Non-Executive	Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Independent	Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member: Member of the Nominating and Governance Committee
Audit Member: Member of the Audit Committee
Compensation Member: Member of the Compensation Committee
Risk Member: Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group's business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group's management	To ensure the effectiveness of oversight of MUFG Group's management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

In addition, the board of directors as a whole has decided to appoint individuals who have experience in "global" fields in view of the MUFG's business development, as well as "IT/digital" and "sustainability" to lead the resolution of social issues such as the digital shift and climate change.
For the framework and the knowledge, expertise and experience of each Director after this proposal is approved, please refer to page 40.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors are able to have enough time required to appropriately fulfill the duties as directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG.

MUFG Independence Standards for Outside Directors

1. (1) The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter "Executive") of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.
    (2) If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.
2. (1) The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries[*1] as a major business partner[*2] and has not been an Executive thereof in the last 3 years.
    (2) The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.
3. If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner[*3].
4. The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.
5. The person is not a current major shareholder[*4] of the Company or an Executive thereof.
6. The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1)	Supervise executives' duties from an independent and objective standpoint	2)	Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3)	Provide advice and other assistance to top management executives based on their experience and expertise	4)	Contribute to sustainable corporate development and medium- to long-term growth in MUFG's corporate value
5)	Engage in timely and appropriate decision making in the course of deliberating investment and other management judgments via the careful examination of the reasoning behind the proposals and other information presented to them	6)	Sufficiently discuss matters reported or proposed by top management executives by requesting supplementary explanation where necessary and by contributing their opinions

Please refer to pages 41 to 46 for Corporate Governance Highlights for fiscal year 2022 (1. Corporate Governance Structure, 2. Evaluation Framework of the Board of Directors' Operations, 3. Main Agenda Items for Fiscal Year 2022 in Each Committee, 4. Strategic shareholdings).



		Reelected
Number **1**	Mariko Fujii	Number of Years in Office as Outside Director 4 years

Date of Birth: March 9, 1955 (Age: 68)

*As of the date of assumption of office.

Outside	Independent

Type and Number of Company's Shares Owned   Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)
Member of the Compensation Committee	Compensation Committee	7/7 (100%)
Member of the Risk Committee (Chairperson)		

Career summary	
April 1977	Joined Ministry of Finance of Japan
July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance
April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
June 2014	Outside Director of Electric Power Development Co., Ltd.
October 2015	Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
June 2016	Emeritus Professor of The University of Tokyo (incumbent)
January 2019	Retired from Ambassador of Japan to the Republic of Latvia
June 2019	Outside Director of NTT DATA CORPORATION (incumbent) Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

After serving at the Ministry of Finance, Ms. Fujii has served in various important positions, including Professor of Research Center for Advanced Science and Technology of The University of Tokyo and Ambassador Extraordinary and Plenipotentiary of Japan and has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Outside Director of NTT DATA CORPORATION



	Number 2	Keiko Honda	Date of Birth: September 27, 1961 (Age: 61)	**Reelected**

*As of the date of assumption of office.

	Number of Years in Office as Outside Director 3 years
	Outside / Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0	
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
	Member of the Audit Committee	Audit Committee	15/16 (93%)

Career summary	
April 1984	Joined Bain & Company Japan, Inc.
May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
July 1989	Joined McKinsey & Company, Inc. Japan
July 1999	Partner of McKinsey & Company, Inc. Japan
July 2007	Director (Senior Partner) of McKinsey & Company, Inc. Japan
July 2013	Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)
October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
January 2020	Columbia University School of International and Public Affairs as Adjunct Professor and Adjunct Senior Research Scholar (incumbent)
	Outside Director of AGC Inc. (incumbent)
March 2020	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2020	Outside Director of the Board of Recruit Holdings Co., Ltd. (incumbent)
June 2022	

Reason for proposing as candidate for Outside Director and expected roles

After working at McKinsey & Company, Inc. Japan, Ms. Honda served as Chief Executive Officer of Multilateral Investment Guarantee Agency of World Bank Group. She has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs
Outside Director of AGC Inc.
Outside Director of the Board of Recruit Holdings Co., Ltd.



Number **3**	**Kaoru Kato**	Date of Birth: May 20, 1951 (Age: 72) *As of the date of assumption of office.

Reelected

Number of Years in Office as Outside Director 4 years

| Outside | Independent |

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors	Meeting of the Board of Directors	9/10 (90%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)
Member of the Compensation Committee	Compensation Committee	7/7 (100%)
Member of the Audit Committee	Audit Committee	14/16 (87%)

Career summary

April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
June 2018	Corporate Advisor of NTT DOCOMO, INC.
June 2019	Member of the Board of Directors (Outside Director) of the Company (incumbent)
March 2021	Non-executive Director of Kirin Holdings Company, Limited
June 2022	Senior Advisor of NTT DOCOMO, INC. (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President and Chief Executive Officer, Member of the Board of Directors, and Corporate Advisor of NTT DOCOMO, INC., Mr. Kato has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kato serves as Senior Advisor of NTT DOCOMO, INC., with which the Company had business accounting for less than 1% of NTT DOCOMO, INC.'s consolidated net sales and the Company's consolidated gross profit in fiscal year 2022. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Senior Advisor of NTT DOCOMO, INC.



Number 4	Satoko Kuwabara	Date of Birth: November 1, 1964 (Age: 58)	Reelected

*The name of Ms. Satoko Kuwabara recorded in the family register is Satoko Ota.

*As of the date of assumption of office.

Number of Years in Office as Outside Director 2 years

Outside | Independent

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)
Member of the Compensation Committee (Chairperson)	Compensation Committee	7/7 (100%)

Career summary	
April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association Joined Mori Sogo (current Mori Hamada & Matsumoto)
January 1998	Partner of Mori Hamada & Matsumoto
June 2016	Outside Director of BANDAI NAMCO Holdings Inc. (incumbent)
March 2020	Outside Auditor of Unicafe Inc. (incumbent)
April 2020	Partner of Gaien Partners (incumbent)
June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha (incumbent)
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Ms. Kuwabara has extensive experience as an attorney and professional insight on general legal affairs. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Ms. Kuwabara currently serves as Partner of Gaien Partners, with which the Company has no consulting agreements or other transaction. In addition, although she had been Partner of Mori Hamada & Matsumoto in the past, she resigned from the firm in March 2020, and has not been involved in its management. Also, the business between Mori Hamada & Matsumoto and the Company accounts for less than 1% of Mori Hamada & Matsumoto's net sales in fiscal year 2022. In light of this, among other reasons, such relationship would not affect her independence from the Company.

Important status in other companies

Partner of Gaien Partners
Outside Director of BANDAI NAMCO Holdings Inc.
Outside Auditor of Unicafe Inc.
Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha*
*She is scheduled to be elected and assume the post of Outside Director at the Ordinary General Meeting of Shareholders of Nippon Yusen Kabushiki Kaisha to be held in June 2023.



Number **5**	Hirofumi Nomoto	Date of Birth: September 27, 1947 (Age: 75) *As of the date of assumption of office.

Reelected

Number of Years in Office as Outside Director 4 years

Outside | Independent

Type and Number of Company's Shares Owned	Ordinary Shares 25,000		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors (Lead Independent Outside Director)	Meeting of the Board of Directors	10/10 (100%)
	Member of the Nominating and Governance Committee (Chairperson)	Nominating and Governance Committee	11/11 (100%)
	Member of the Compensation Committee	Compensation Committee	7/7 (100%)

Career summary	
April 1971	Joined TOKYU CORPORATION
April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
April 2004	President & Representative Director of its communications Inc.
June 2007	Director of TOKYU CORPORATION
	Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
January 2008	Managing Director of TOKYU CORPORATION
June 2008	Senior Managing Director of TOKYU CORPORATION
April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
April 2011	President & Representative Director of TOKYU CORPORATION
April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent)
	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President & Representative Director of TOKYU CORPORATION, Mr. Nomoto has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Nomoto currently serves as Chairman & Representative Director of TOKYU CORPORATION, with which the Company had business accounting for less than 1% of TOKYU CORPORATION's consolidated net sales and the Company's consolidated gross profit in fiscal year 2022. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman & Representative Director of TOKYU CORPORATION
Director of Tokyu Fudosan Holdings Corporation
President & CEO of THREE HUNDRED CLUB CO., LTD.
Outside Director of TOEI COMPANY, LTD.



Number 6

David A. Sneider

Date of Birth: July 25, 1957 (Age: 65)

*As of the date of assumption of office.

Newly Elected

Outside | Independent

Type and Number of Company's Shares Owned: Ordinary Shares 0

Message to MUFG Shareholders

As an international attorney, I have long years of experience in cross-border M&A and finance between Japan and the rest of the world, with a focus particularly on financial institutions. The outlook for the business environment remains challenging, and MUFG as a leading global systemically important bank has a vital role to play in maintaining financial stability and contributing to the economy and society while at the same serving its shareholders. Utilizing the knowledge and experience I have accumulated over my career, I intend to assist MUFG in this mission, and to contribute to the further strengthening of governance and enhancement of corporate value.

Career summary	
December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 1985	Registered as an attorney at law, admitted in State of New York in the United States
July 1987	Director and Counsel of Legal Department of Salomon Brothers Inc.
February 1992	Associate of Simpson Thacher & Bartlett LLP
January 1994	Partner of Simpson Thacher & Bartlett LLP
June 2022	Outside Director of PHC Holdings Corporation (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Sneider has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Sneider meets the Company's "Independence Standards for Outside Directors." Although he served as a Partner of Simpson Thacher & Bartlett LLP, he left the Firm in 2021, and has not been involved in its management after resignation. In light of this and other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Outside Director of PHC Holdings Corporation



	Number 7	Koichi Tsuji	Date of Birth: April 10, 1957 (Age: 66) *As of the date of assumption of office.	Reelected

			Number of Years in Office as Outside Director 2 years

		Outside	Independent

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.			
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Audit Committee (Chairperson)	Audit Committee	16/16 (100%)

Career summary

October 1984	Joined Peat, Marwick, Mitchell & Company
September 1988	Registered as Certified Public Accountant in Japan
February 1989	Resident Representative, Zurich, Switzerland
July 2004	Senior Partner of Ernst & Young Shin Nihon LLC
February 2016	Chairman & CEO of Ernst & Young ShinNihon LLC
July 2019	Chairman & CEO of EY Japan Godo Kaisha Member of the Board of Directors of EY Japan Co., Ltd.
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Tsuji has affluent experience as a Certified Public Accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Although Mr. Tsuji had been Chairman & CEO of Ernst & Young ShinNihon LLC in the past, he resigned from the post in June 2019. Following his resignation from Ernst & Young ShinNihon LLC, he had been Chairman & CEO of EY Japan Godo Kaisha, but he resigned from the post in June 2021 and is no longer involved in its management. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Outside Statutory Auditor of TEIJIN LIMITED*
Outside Director of MARUICHI STEEL TUBE LTD.**
*He is scheduled to be elected and assume the post at the Ordinary General Meeting of Shareholders of TEIJIN LIMITED to be held in June 2023.
** He is scheduled to be elected and assume the post at the Ordinary General Meeting of Shareholders of MARUICHI STEEL TUBE LTD. to be held in June 2023.



				Reelected
Number **8**	Tarisa Watanagase	Date of Birth: November 30, 1949 (Age: 73) *As of the date of assumption of office.		Number of Years in Office as Outside Director 6 years
				Outside / Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors / Member of the Risk Committee	Meeting of the Board of Directors	10/10 (100%)

Career summary	
June 1975	Joined the Bank of Thailand
January 1988	Economist, International Monetary Fund (On the Secondment)
October 2002	Deputy Governor of the Bank of Thailand
November 2006	Governor of the Bank of Thailand
September 2010	Retired from the Bank of Thailand
March 2013	Outside Director of the Siam Cement Public Company Limited
June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Ms. Watanagase has extensive experience as the former Governor of the Bank of Thailand, the central bank of the country, and professional insight on finance and economics. The Company proposes her election as outside director since she is expected to contribute extensive global outlook to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

None



	Number **9**	Kenichi Miyanaga	Date of Birth: February 25, 1960 (Age: 63)	Reelected
				Number of Years in Office as Director 2 years
			*As of the date of assumption of office.	Non-Executive

Type and Number of Company's Shares Owned	Ordinary Shares 183,678 Dilutive Shares* 31,580 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
	Member of the Audit Committee	Audit Committee	16/16 (100%)

Career summary	Reason for proposing as candidate for Director
The Company June 2017 Managing Executive Officer June 2021 Member of the Board of Directors (incumbent) **Subsidiaries, etc.** April 1982 Joined The Toyo Trust and Banking Company, Limited June 2009 Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank") June 2013 Director and Managing Executive Officer of the Trust Bank June 2016 Senior Managing Executive Officer of the Trust Bank June 2017 Director, Deputy President, and Executive Officer of the Trust Bank	Since assuming the post of Executive Officer of the Trust Bank in 2009, Mr. Miyanaga has served as General Manager, Assistant to officer of Investment Planning Division, General Manager of Overseas Asset Management Division, Deputy Department Manager of Institutional Business Department, General Manager of Securities Transfer Agency Business and CAO at the Trust Bank, and Group Deputy CAO of the Company. At present, he is a Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company. He is thoroughly familiar with the Group's businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
None



| Number 10 | Ryoichi Shinke | Date of Birth: December 8, 1965 (Age: 57) | Newly Elected |
| | | | Non-Executive |

*As of the date of assumption of office.

| Type and Number of Company's Shares Owned | Ordinary Shares 1,100 |
| Current Position, Responsibilities at the Company | Managing Executive Officer |

Career summary

The Company
May 2020 — Managing Executive Officer (incumbent)

Subsidiaries, etc.
April 1988 — Joined The Sanwa Bank, Limited
June 2014 — Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
May 2018 — Managing Executive Officer of MUFG Bank
April 2022 — Senior Managing Executive Officer of MUFG Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank) in 2014, Mr. Shinke has served as General Manager of Global Business Division, General Manager of Corporate Banking Division for Asia and Oceania, Regional Executive for India, Group Head, Corporate Banking Group No. 2, and Deputy Regional Executive for the Americas and Managing Director, Deputy Head of New York Branch. At present, he is a Managing Executive Officer of the Company.

He is thoroughly familiar with the Group's businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

None



| Number **11** | Kanetsugu Mike | Date of Birth: November 4, 1956 (Age: 66) | **Reelected** |
| | | | Number of Years in Office as Director 6 years |

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 292,062 Dilutive Shares* 107,775 *The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors Chairman (Corporate Executive)	Meeting of the Board of Directors	10/10 (100%)

Career summary	
The Company	
June 2005	Executive Officer
May 2011	Managing Executive Officer
May 2016	Senior Managing Corporate Executive
June 2017	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2019	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive)
April 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2021	Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)
Subsidiaries, etc.	
April 1979	Joined The Mitsubishi Bank, Limited
June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
May 2009	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
June 2011	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2013	Senior Managing Executive Officer of the Bank
October 2015	Executive Chairman of MUFG Americas Holdings Corporation
	Executive Chairman of MUFG Union Bank, N.A.
May 2016	Deputy President of the Bank
June 2016	Member of the Board of Director, Deputy President of the Bank
June 2017	President & CEO of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services, Co-Chief Executive of the Global Business Unit and President & CEO. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., Group Head of the Global Business Group, and President & Group CEO (Representative Corporate Executive) of the Company. At present, he is Member of the Board of Directors, Chairman (Corporate Executive) of the Company.

He is thoroughly familiar with the Group's businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Outside Director of MITSUBISHI MOTORS CORPORATION



Number **12**	Hironori Kamezawa	Date of Birth: November 18, 1961 (Age: 61)	**Reelected**
			Number of Years in Office as Director 4 years

*As of the date of assumption of office.

Type and Number of Company's Shares Owned

Ordinary Shares 69,639
Dilutive Shares* 383,579
*The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.			
	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Meeting of the Board of Directors	10/10 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)
	Member of the Compensation Committee	Compensation Committee	7/7 (100%)

Career summary		Reason for proposing as candidate for Director
The Company		Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.), and Deputy President and CDTO. He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, Deputy Managing Director for the Americas, and Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as Member of the Board of Directors of MUFG Bank, Ltd.
June 2010	Executive Officer	
May 2014	Managing Executive Officer	
May 2017	Managing Corporate Executive	
May 2018	Senior Managing Corporate Executive	
April 2019	Deputy President (Representative Corporate Executive)	
June 2019	Member of the Board of Directors, Deputy President (Representative Corporate Executive)	
April 2020	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)	
Subsidiaries, etc.		
April 1986	Joined The Mitsubishi Bank, Limited	
June 2010	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")	He is thoroughly familiar with the Group's businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.
May 2014	Managing Executive Officer of the Bank	
June 2017	Member of the Board of Directors, Managing Executive Officer of the Bank	
May 2018	Member of the Board of Directors, Senior Managing Executive Officer of the Bank	
December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc.	
April 2019	Member of the Board of Directors, Deputy President of the Bank	
	Representative of the Board of Directors & CEO of Global Open Network Japan, Inc.	
April 2020	Member of the Board of Directors of the Bank (incumbent)	

Important status in other companies
Member of the Board of Directors of MUFG Bank, Ltd.
Director of Morgan Stanley



Number **13**	Iwao Nagashima	Date of Birth: March 15, 1963 (Age: 60)	**Reelected**
			Number of Years in Office as Director 3 years

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 129,081 Dilutive Shares* 314,115 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)

Career summary

The Company

June 2013	Executive Officer
June 2015	Managing Executive Officer
April 2019	Senior Managing Corporate Executive
April 2020	Deputy Chairman (Representative Corporate Executive)
June 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2022	Member of the Board of Directors (incumbent)

Subsidiaries, etc.

April 1985	Joined the Mitsubishi Trust and Banking Corporation
June 2011	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank")
June 2013	Managing Executive Officer of the Trust Bank
June 2015	Director and Managing Executive Officer of the Trust Bank
June 2016	Director and Senior Managing Executive Officer of the Trust Bank
April 2019	Director, Deputy President, and Executive Officer of the Trust Bank
	President and CEO of MU Trust Apple Planning Company, Ltd.
April 2020	President and CEO of the Trust Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2011, Mr. Nagashima has served as General Manager of the Securities Investment Division, General Manager of the Corporate Planning Division, Chief Executive of the Market and Global Business Unit, Deputy President and Executive Officer, CHRO and CDTO of the Trust Bank. He also served as Deputy Group Head of the Global Markets Business Group and Group CHRO and Group Deputy CDTO of the Company. At present, he is a Member of the Board of Directors of the Company, concurrently serving as President and CEO of the Trust Bank.

He is thoroughly familiar with the Group's businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President and CEO of Mitsubishi UFJ Trust and Banking Corporation



Number 14	Junichi Hanzawa	Date of Birth: January 19, 1965 (Age: 58)	Reelected
			Number of Years in Office as Director 2 years

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 58,900 Dilutive Shares* 191,278 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)

Career summary

The Company

June 2014	Executive Officer
April 2019	Managing Corporate Executive
April 2021	Deputy Chairman (Representative Corporate Executive)
June 2021	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2022	Member of the Board of Directors (incumbent)

Subsidiaries, etc.

April 1988	Joined The Mitsubishi Bank, Limited
June 2014	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2018	Managing Executive Officer of the Bank
June 2019	Member of the Board of Directors, Managing Executive Officer of the Bank
April 2021	President & CEO of the Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2014, Mr. Hanzawa has served as General Manager of Corporate Planning Division, Group Head of Nagoya Corporate Banking Group, and CCO of the Bank. He also served as General Manager of Corporate Planning Division, and Group CCO of the Company. At present, he is a Member of the Board of Directors of the Company, concurrently serving as President & CEO of the Bank.

He is thoroughly familiar with the Group's businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President & CEO of MUFG Bank, Ltd.



				Reelected
Number **15**	Makoto Kobayashi	Date of Birth: February 22, 1962 (Age: 61) *As of the date of assumption of office.		Number of Years in Office as Director 1 year
	Type and Number of Company's Shares Owned	Ordinary Shares 153,058 Dilutive Shares* 30,687 *The number of corresponding vested points in the stock compensation system using a trust structure		
	Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)

Career summary
The Company
July 2015 — Executive Officer
July 2018 — Managing Executive Officer
June 2022 — Member of the Board of Directors (incumbent)
Subsidiaries, etc.
April 1985 — Joined The Mitsubishi Bank, Limited
June 2011 — Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2015 — Managing Executive Officer of the Bank
July 2018 — Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.
October 2018 — Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation
April 2020 — Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
June 2020 — Member of the Board of Directors, Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.
June 2021 — Member of the Board of Directors, Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
April 2022 — President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Reason for proposing as candidate for Director
Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2011, Mr. Kobayashi has served as General Manager of the Structured Finance Division and Group Head of Financial Solutions Group of the Bank, Deputy General Managing Officer of Corporate Planning Division and Global CSO of Mitsubishi UFJ Securities Holdings Co., Ltd. and Officer in charge of Financial Solutions Unit of the Company. At present, he a Member of the Board of Directors of the Company, concurrently serving as President of Mitsubishi UFJ Securities Holdings Co., Ltd. and President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. He is thoroughly familiar with the Group's businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

(Notes)

1. The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Mr. Koichi Tsuji, Ms. Tarisa Watanagase and Mr. Kenichi Miyanaga in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The Company will also enter into limited liability agreements with Mr. David A. Sneider and Mr. Ryoichi Shinke. The content of limited liability agreement is as follows.

   (Summary of the content of the Limited Liability Agreement)

   With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director's duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2. The Company has signed a directors' and officers' liability insurance policy with the directors and officers of the Company and MUFG Bank, Ltd. as insured parties, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. This insurance policy covers legal damages and dispute costs borne by the insured parties, and the two aforementioned companies shall bear the cost of all insurance premiums. If each candidate becomes a director, they shall be insured under this insurance policy, which is scheduled for renewal with the same content in July 2023.

3. Although Ms. Mariko Fujii, Ms. Keiko Honda, Ms. Satoko Kuwabara, Mr. David A. Sneider and Ms. Tarisa Watanagase have not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that they are well qualified to act as outside directors as stated in the "Reason for proposing as candidate for Outside Director and expected roles" for each candidate.

4. The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Mr. Koichi Tsuji and Ms. Tarisa Watanagase as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. The Company also intends to designate Mr. David A. Sneider as an independent director and notify the Tokyo Stock Exchange, Inc. to that effect. In addition, they meet the Company's "Independence Standards for Outside Directors."

5. Mr. Hironori Kamezawa is the Representative Corporate Executive of the Company.

6. Mr. Makoto Kobayashi serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

7. There are no special interests between each of the other candidates and the Company.

8. Attendance at meeting of the board of directors, etc. for Mr. Makoto Kobayashi refers to the meetings held after he assumed the post of Member of the Board of Directors in June 2022.

9. Upon approval of this Item of Business, the structure of the Board of Directors, including the composition of individual committees, will be as shown on the following page.

The framework of the Board of Directors and the knowledge, expertise and experience of each Director, after this proposal is approved

[**Nominating**], [**Compensation**], [**Audit**], and [**Risk**] by a name indicates that the person is the Chairperson of the respective Committee.

Name			Knowledge, expertise and experience						
			Corporate management	Finance	Finance & accounting	Legal affairs	Global	IT/digital	Sustain-ability
Outside Independent	Mariko Fujii	Nominating Compensation [Risk]		●			●		
Outside Independent	Keiko Honda	Audit		●			●		●
Outside Independent	Kaoru Kato	Nominating Compensation Audit	●					●	●
Outside Independent	Satoko Kuwabara	Nominating [Compensation]				●	●		●
Outside Independent	Hirofumi Nomoto	[Nominating] Compensation	●					●	●
Outside Independent	David A. Sneider	Risk				●	●		
Outside Independent	Koichi Tsuji	[Audit]			●		●		
Outside Independent	Tarisa Watanagase	Risk		●			●		
Non-Executive	Kenichi Miyanaga	Audit	Thoroughly familiar with the Group's businesses and possess the abilities necessary to manage the Group in an appropriate manner				●		
Non-Executive	Ryoichi Shinke	Audit					●		
	Kanetsugu Mike						●	●	●
	Hironori Kamezawa	Nominating Compensation					●	●	●
	Iwao Nagashima						●		●
	Junichi Hanzawa								●
	Makoto Kobayashi						●		●

Outside: Outside Director

Non-Executive: A non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)

Independent: Independent director provided for by Tokyo Stock Exchange, Inc.

Nominating: Member of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act)

Audit: Member of the Audit Committee

Compensation: Member of the Compensation Committee

Risk: Member of the Risk Committee

(Reference) Corporate Governance Highlight

1. Corporate Governance Structure (As of March 31, 2023)


General Meeting of Shareholders
Mitsubishi UFJ Financial Group
Oversight
Board of Directors
Non-Executive Directors (11)
Executive Directors (5)
Internal Directors
Internal, Non-Executive Directors
Outside Directors
Chairperson
Committees under the Companies Act
Nominating and Governance Committee
Compensation Committee
Audit Committee
Risk Committee
U.S. Risk Committee*1
*1 Established based on the U.S. Prudential Regulations
Execution
Global Advisory Board
Executive Committee
President & CEO
Committees, etc.
Reporting
Instruction
Officers in Charge Business Groups
Officers in Charge Corporate Staff Units
Officers in Charge Corporate Risk Management Units
Audit
Officers in Charge Internal Audit Division
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.
General Meeting of Shareholders
Board of Directors
Audit & Supervisory Committee
Cooperation
Membership includes outside directors and committee members

Characteristics of the Company's Corporate Governance Structure

- Oversight function of the Board of Directors is strengthened with the "company with three committees" structure to secure functional separation between management supervision and business execution
- The majority of the Board of Directors consists of Outside Directors to ensure that decisions are made from an outside perspective.
- All the committees under the Board of Directors are chaired by Outside Directors

2. Evaluation Framework of the Board of Directors' Operations

Every year since 2013, the Company has retained external consultants to evaluate the Board of Directors. These consultants conduct questionnaire surveys of and interviews with all of the Directors regarding the composition of committees, advance preparations, the content of discussions, the status of operations and contributions, as well as assessments of the system of the executive side. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board of Directors.
The questionnaires and interviews were conducted in February and March 2023. The fiscal year 2022 evaluation confirmed that the effectiveness of the Board of Directors continues to be ensured as proceedings at the Board of Directors meetings were made more effective and efficient, thereby enhancing the quality of discussions, as a result of working to improve the Board of Directors' operations and provide further support for the activities of the Directors, which were issues that had been identified in the previous fiscal year. In addition, we have also determined that discussions by the Board of Directors have translated into tangible results from a business perspective, exemplified by the sale of MUB and improvements in ROE, and have had a positive impact on governance. Specific initiatives include the effective utilization of pre-briefing sessions before the Board of Directors meetings for the benefit of outside directors and developing ways to improve proceedings at Board of Directors meetings, further enhancing the potential for discussions by the Board of Directors. Also, we continued to support the activities of Directors through initiatives that include inviting external experts to host study sessions and providing opportunities for Directors to reflect on their own activities through the continuous implementation of self-evaluations for Directors.
The Company has identified these efforts as being firmly connected to improving effectiveness, and based on the determination that the existing framework will function as intended in the current fiscal year, will continue to work on operational and systematic improvements in the Board of Directors.



Fiscal 2021 evaluation
Fiscal 2022 initiatives
Fiscal 2022 evaluation
Evaluation
Efficiency of the Board of Directors' operations has improved and the effectiveness continued to be ensured
Issues to be addressed
Continuous improvement of the Board of Directors' operations
Further support for directors' activities
● Making effective utilization of pre-briefing sessions before meetings
● Developing ways to improve proceedings at Board of Directors meetings
● Invited external experts to hold study briefings (on the role of the Board of Directors in the monitoring model)
● Continued the practice of self-evaluation by directors
Evaluation
● Established effective and efficient meeting proceedings
● The quality of the Board of Directors' discussions improved, and monitoring functioned effectively in relation to important agenda items such as the sale of MUB and other issues
● Each director engaged in Board and Committee activities with their own individual contributions in mind
● Created opportunities for reflection through self-evaluation by directors
Issues to be addressed
Continuous improvement of the Board of Directors' operations and systems

3. Main Agenda Items for Fiscal Year 2022 in Each Committee

Nominating and Governance Committee (Meetings held: 11 times)
- Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates
- Matters related to candidates for major management positions in the holding company
- Corporate governance policies and frameworks
- Annual evaluation of the Board of Directors and committees under the Board of Directors, etc.

Composition of the Committee
Chairperson
Hirofumi Nomoto Outside
4 out of 5 members are Outside Directors

Compensation Committee (Meetings held: 7 times)
- Compensation systems for officers at the holding company and major subsidiaries
- Regular verification and review of policies for the determination of compensation
- Compensation market status
- Evaluation of bonuses for the President and CEO, etc. for fiscal year 2021 and setting of targets for fiscal year 2022
- Individual compensation for Directors and Corporate Executives

Composition of the Committee
Chairperson
Satoko Kuwabara   Outside
4 out of 5 members are Outside Directors

Audit Committee (Meetings held: 16 times)
- Conducting an audit on the execution by the members of the Board and the corporate executive officers of their respective duties and responsibilities, pursuant to the provisions of the Companies Act of Japan (Companies Act audit)
- Oversight of the operations of the Group by overseeing (1) financial reporting, (2) risk management and internal controls, (3) compliance, (4) internal audits, and (5) external audits
- Regular meetings with the President & Group CEO and the Presidents & CEOs of the Company's major subsidiaries concerning key issues related to Group management
- Regular meetings with the members of audit and supervisory committees and the like of the Company's major subsidiaries
- Performing audit of overseas operational bases and conducting interviews with the relevant local supervisory authorities

Composition of the Committee
Chairperson
Koichi Tsuji   Outside
4 out of 6 members are Outside Directors

Risk Committee (Meetings held: 4 times)
- Verification of risk appetite in the course of business planning
- Response to geopolitical risks
- Response to an increase in net valuation losses on debt securities accompanying a rise in interest rates
- Initiatives to ensure appropriate capital management
- Risk status and risk management structure in major Group companies

Composition of the Committee
Chairperson
Mariko Fujii   Outside
4 out of 5 members are Outside Directors

4. Strategic shareholdings

■ Strategic shareholdings policy
MUFG has adopted a basic policy, taking into account shareholding risk, capital efficiency and international financial regulations, shall reduce the amount of shares held for the purpose of strategic investment*, following sufficient consultation with the relevant corporate business clients.

* "Shares held for the purpose of strategic investment" refers to shares held for the purpose of increasing the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank through maintaining and expanding comprehensive business relations with our corporate business clients.

■ Efforts to reduce Strategic shareholdings[1]
In fiscal year 2022, we sold approximately ¥154.0 billion of its strategic shareholdings (simple combined revenue of the Bank and the Trust Bank, acquisition cost basis).
The target over the three years from fiscal year 2021 to fiscal year 2023 is to sell ¥500.0 billion of strategic shareholdings.
<Historical performance (Acquisition cost basis)[2]>



(Reference) Number of issues held and amounts recorded on the balance sheets (Disclosed in "Status of Shareholdings" in the Securities Report)[3]

Equity securities held for purposes other than pure investment		End of March 2020	End of March 2021	End of March 2022	End of March 2023
Number of issues (Issues)	Listed	1,373	1,306	1,189	1,110
	Unlisted	1,148	1,113	1,078	1,057
Total amounts recorded on balance sheets (Millions of yen)	Listed	3,428,196	4,381,964	4,007,671	3,894,700
	Unlisted	173,213	185,935	134,208	190,450

*1 Total amount of sale
*2 Acquisition price of domestic equity securities in the category of "other securities" with market value (consolidated)
*3 Stocks held by MUFG Bank, Ltd.

■ Examination of significance and economic rationale of shareholdings

Shares held for the purpose of strategic investment will be examined for their significance and economic rationale from the perspectives of our corporate business clients' growth and earnings and the strengthening of business relations. We shall proceed with selling those shareholdings for which there is insufficient rationale, after securing an understanding of the relevant corporate business clients.

Economic rationale is examined based on overall business RORA*[1] target value, which is set based on MUFG's capital costs.



Examination of significance of shareholdings
Significant
Not significant
Examination of economic rationale of shareholdings
Fulfilled
Unfulfilled
Consideration of the profitability fulfillment within a certain period of time, etc.
Expected
Not expected
Continue holding*2
Negotiate for sale

*1 Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking transactions and trust banking transactions with a concerned business partner group as well as stock dividends from the said group - Expected loss - Expenses etc.) by risk assets (total value of credits and shares) which are based on the internal rating based approach in comply with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values.
*2 Even where there is sufficient rationale, we may sell those shareholdings in accordance with our basic policy of reducing strategic shareholdings, taking into account, among other things, the market environment and our business and financial strategy.

*1 Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking transactions and trust banking transactions with a concerned business partner group as well as stock dividends from the said group – Expected loss – Expenses etc.) by risk assets (total value of credits and shares) which are based on the internal rating based approach in comply with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values.

*2 Even where there is sufficient rationale, we may sell those shareholdings in accordance with our basic policy of reducing strategic shareholdings, taking into account, among other things, the market environment and our business and financial strategy.

■ Standards with respect to the exercise of voting rights

We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.

(i) Will it increase the medium- to long-term corporate value and lead to continuous growth including ESG*[1] elements of the relevant corporate business client?

(ii) Will it increase the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank?

Significant agenda*[2] will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important strategic shareholdings will be reported to MUFG's Board of Directors.

*1 Environmental (E), Social (S) and Governance (G)

*2 Agenda on disposal of surplus, election of directors or corporate auditors, election of outside directors or outside corporate auditors, retirement benefits for corporate auditors, organizational restructure takeover defense, etc.

\<Proposal by Shareholders (from Third Item of Business to Sixth Item of Business)\>

The Third Item of Business is proposed jointly by three shareholders.

Items from the Fourth Item of Business to the Sixth Item of Business are proposed jointly by three shareholders.

\<Proposal by Shareholders\>

Third Item of Business	Partial amendment to the Articles of Incorporation (Issuing and Disclosing a Transition Plan to Align Lending and Investment Portfolios with the Paris Agreement's 1.5 Degree Goal Requiring Net Zero Emissions by 2050)

1. Proposal details
   The following clause shall be added to the Articles of Incorporation:
   Chapter: "Transition Plan (Portfolio Alignment)"
   Clause: "Issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050"
   1. In order to fulfil the Company's commitment to net zero emissions by 2050 in its lending and investment portfolios, the Company shall set and disclose a transition plan to align its portfolios, in the short-, medium- and long-term, with credible pathways to net zero emissions by 2050 or sooner, including strategic policy commitments and targets for significant GHG-intensive sectors within its portfolios, considering the full range of Scope 3 value chain emissions.
   2. The Company shall report on its progress against such a transition plan and targets in its annual reporting.

2. Reasons for proposal
   This proposal requests that the Company disclose information required for shareholders to determine the integrity of the Company's plans to achieve its net zero emissions by 2050 commitment, and for the Company to appropriately manage climate change risks, and maintain and increase the Company's long-term corporate value.
   The Company is exposed to substantial financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, the Company has not set and disclosed sufficient targets or policy commitments to align its exposures to the most GHG-intensive sectors with a net zero emissions by 2050 pathway.
   It is, therefore, critical for the Company to ensure the integrity of its climate goals and transition plans by setting and disclosing such targets and strategic policy commitments, which should align with the trajectories and key conclusions of credible net zero emissions by 2050 scenarios, such as the International Energy Agency's. Global peers of the Company are already disclosing this type of information.
   The disclosure this proposal seeks is commonly expected among investors through the Task Force on Climate-related Financial Disclosures (TCFD), and international standard setting initiatives such as the Net Zero Banking Alliance.

[(The Company's note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○ **Board of Directors' opinion**
The Board of Directors objects to this proposal.
In May 2021, we announced the MUFG Carbon Neutrality Declaration, which places the highest priority on addressing climate change and environmental protection issues.
Guided by this declaration, MUFG is steadily implementing group-wide environmental measures, aiming to achieve net zero GHG emissions in our finance portfolio by 2050 and net zero GHG emissions in our own operations by 2030.

Specifically, it is described below.

1. MUFG has made steady progress toward net zero GHG emissions from our finance portfolio by 2050.

(1) In accordance with the GFANZ and NZBA guidelines, MUFG has set 2030 interim targets for high-emitting sectors (power, oil and gas, real estate, steel and shipping) that have a significant impact on GHG emissions from our investment and loan portfolios, and has disclosed the performance of these sectors.[1] We also plan to set interim targets for the automotive, aircraft, and coal sectors by June 2024.[2]
MUFG's interim target for 2030 is calculated using the best available data with reference to the IEA's 1.5 degree Celsius scenario.

The most important thing for MUFG is to support customers' efforts to achieve carbon neutrality, and given that many of our customers have set interim targets for 2030, we believe that effective engagement with customers is possible by setting interim targets that share this timeline. Since 2021, we have engaged with approximately 1,500 clients on this topic, and continue to support them while steadily expanding our climate-change business.

(2) MUFG has established the MUFG Environmental and Social Policy Framework as a framework for investment and lending policies to manage environmental and social risks, and has introduced a due diligence process to identify and assess the environmental and social risks and impacts of businesses financed. Climate change risk management is integrated into the risk management framework to better understand, measure and reduce climate change risks and their potential portfolio, business and financial impacts from a group-wide perspective.

2. MUFG will disclose our transition plan in fiscal 2023. We also disclose progress towards targets in our Progress Report, and plan to continue to do so in our Integrated Report and other media.

(1) MUFG has already committed to disclosing a transition plan for MUFG's decarbonization by the end of fiscal 2023. In developing this plan, we will refer to GFANZ's guidance, etc. [3]

(2) The progress towards targets is reported annually in our Progress Report in accordance with TCFD and NZBA guidance, and is also disclosed in our Integrated Report and Sustainability Report. We plan to continue reporting on progress toward our goals in the Integrated Report and other media.

3. In Japan, articles of incorporation provide for the basic matters of the organization and operation of the company, and it is not appropriate for the articles of incorporation to provide for specific matters concerning the execution of business.

(1) MUFG flexibly reviews its business plans and executes them promptly to respond to changes in social and other conditions. Changes to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, and we are concerned that if this Proposal were to be passed, it would be more difficult for MUFG to respond flexibly, which could have a negative impact on our customers and other stakeholders.

(2) MUFG believes that it is the responsibility of directors, who have the confidence of shareholders, to respond flexibly to management issues such as climate change.
Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

*1 As an example, in terms of "electricity," the largest sector by GHG emissions, MUFG is targeting an emissions intensity of 156 -192 g CO2 e/kWh in 2030 (equivalent to a reduction of approximately 41% to 52% from 2019 levels). As of March 2022, it was 299 g CO2 e/kWh, down about 9% from 328 g CO2 e/kWh in 2019 (base year).
*2 These 8 sectors accounted for about 80% of global CO2 emissions in 2021 (Source: IEA World Energy Outlook 2022).
*3 In November 2022, GFANZ published guidance on a "transition plan" consisting of 5 key items, including governance, execution strategy, and engagement strategy.

[Reference]

Please view information about our initiatives toward achieving carbon neutrality at the following webpages.

1. MUFG Progress Report 2023
   A progress report presenting quantitative results and targets for MUFG's initiatives toward achieving carbon neutrality, as well as our approach and thoughts on which it is based.
   https://www.mufg.jp/english/csr/report/progress/index.html



2. MUFG Sustainability Report 2022
   A report on MUFG's latest initiatives toward achieving environmental and social sustainability and sustainable growth for MUFG, focusing on our policies, systems, and measures.
   https://www.mufg.jp/dam/csr/report/2022/sr2022_en.pdf



To view various other presentation materials, please visit the following website.
   https://www.mufg.jp/english/ir/presentation/index.html



<Proposal by Shareholders>

Fourth Item of Business   Partial Amendment to the Articles of Incorporation (Prohibition of Transactions with Companies that Neglect Defamation)

1. Proposal details
The following clause shall be added to the Articles of Incorporation:
"The Company and its Group shall avoid making transactions with companies that defame others by presenting false information and neglecting to adequately correct said information even in the event that it is found to be false."

2. Reasons for proposal
Several TV stations reported false information, spanning over a substantial period of time, that Mr. Takahiro Sasaki, the president of H Project, allegedly caused the suicide of the late Ms. Honoka Omoto by telling her she would have to pay a penalty of ¥100 million if she left the production company. However, this statement was revealed to be untrue, and the Tokyo District Court dismissed the claims by the bereaved family on June 9, 2022 (Case No. Wa 37265 of 2018). The Tokyo High Court proceeded to uphold this decision on December 21, 2022. Furthermore, the Tokyo District Court ordered the bereaved family's representatives, including Mr. Yamato Sato and Mr. Hiromu Mochizuki, to pay ¥5.5 million in compensation for subsequent litigation brought against them in response to the situation by Mr. Takahiro Sasaki and other related parties on February 28, 2023 (Case No. Wa 27521 of 2019).
Nevertheless, some TV stations only issued brief reports on the outcome of the court's final judgment, leaving many people in Japan continuing to believe the initial false claims.
Maintaining relationships with such irresponsible broadcasting stations has the potential to damage our reputation to an immeasurable extent.

[(The Company's note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○ **Board of Directors' opinion**
The Board of Directors objects to this proposal.
We have established the MUFG Way as a guideline for the execution of our management activities. Led by the MUFG Way, we have established a Code of Conduct as a set of standards for the judgments and actions of the executives and employees of each Group company. The code expresses our commitment to comply with all laws and regulations in Japan and overseas, to conduct fair and transparent corporate activities with integrity, and to behave in a manner that supports and strengthens the trust and confidence of society.
Furthermore, the MUFG Human Rights Policy Statement stipulates that we work to ensure that MUFG customers and suppliers also respect human rights.
With respect to our transactions with customers, we conduct investigations appropriately in accordance with our credit policy, and confirm that customers are appropriate and proper as transaction partners before conducting business with them.
In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.
Therefore, we believe that there is no need to set forth the proposed clause in the Articles of

Incorporation.
<Proposal by Shareholders>

Fifth Item of Business   Partial Amendment to the Articles of Incorporation (Exercise Caution in Transactions with Male-dominated Companies)

1. Proposal details
    The following clause shall be stated in the Articles of Incorporation:
    "The Company and its Group shall refrain from making transactions with any listed companies that have 10 or more directors (excluding those who are outside directors), all of whom are male."

2. Reasons for proposal
    There is a certain preparatory school for qualifying examinations (Company "T") that has 10 directors (excluding outside directors), all of whom are male. Even when including outside directors, every member of the total 12 directors (excluding audit and supervisory committee members) is male.
    On May 3, 2023, it will be 76 years since Article 14 of the Constitution of Japan was enacted, which stipulates between men and women under the law. In addition, there has been a growing interest in gender equality, as demonstrated by famous feminist Ms. Yumeno Nito who became the topic of conversation recently over her involvement in citizens' petitions for audits.
    The selection of directors should be based on ability and knowledge, and naturally, there is not necessarily a need for there to be the exact same number of male and female directors. However, the abovementioned company, T, is an extreme case in this respect, clearly displaying its male-dominated corporate culture.
    Furthermore, the company's main business is to give guidance to those who take qualifying examinations, which is clearly not an occupation for which only men are qualified.
    Maintaining a relationship with such a company would damage the Group's reputation. Therefore, the Group should prevent unnecessary potential harm to its positive reputation by working to avoid transactions with companies that have 10 or more directors (excluding outside directors), all of whom are male.

[(The Company's note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○ **Board of Directors' opinion**
The Board of Directors objects to this proposal.
We have established the MUFG Way as a guideline for the execution of our management activities. Led by the MUFG Way, we have established a Code of Conduct as a set of standards for the judgments and actions of the executives and employees of each Group company. The code expresses our commitment to comply with all laws and regulations in Japan and overseas, to conduct fair and transparent corporate activities with integrity, and to behave in a manner that supports and strengthens the trust and confidence of society.
With respect to our transactions with customers, we conduct investigations appropriately in accordance with our credit policy, and confirm that customers are appropriate and proper as transaction partners before conducting business with them.
In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.
Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholders>

Sixth Item of Business   Partial Amendment to the Articles of Incorporation (Investor Relations)

1. Proposal details
   The following clause shall be added to the Articles of Incorporation:
   "The Company and its Group shall not delete any information on Investor Relations posted on their websites."

2. Reasons for proposal
   MUFG Bank of the Group (hereafter "the Bank") experienced a system failure that prevented the use of ATMs on the night of January 30, 2023. An inquiry submitted to the Company's "IR inquiry form" revealed that a former page related to a prior system failure that occurred on the night of June 8, 2021 at the Bank had been deleted on the grounds that the Bank's response to customers had been completed and the situation resolved. Currently, investors are unable to view the Bank's response to past system failures on the Company's website. Information on investor relations provides a detailed record of the history of the Company, and investors use this information in analysis for investment decisions. Therefore, as past information on investor relations serves a vital role, it should be retained for future records instead of being deleted from the website without due notice.

[(The Company's note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.

○ **Board of Directors' opinion**
The Board of Directors objects to this proposal.
We have established a philosophy, procedures, and systems for the disclosure of information to all stakeholders, including our depositors, business partners and other customers, shareholders, investors, and society, and by disclosing information in accordance with these, we aim to achieve fair, equitable, and appropriate disclosure of information concerning the MUFG Group. In addition, the MUFG Group aims to achieve sustainable growth and enhance its corporate value by appropriately leveraging the knowledge gained through constructive dialogue with stakeholders in our management process.
We have formulated the MUFG Group Information Disclosure Policy with this purpose in mind and comply with this policy in our investor relations activities as we voluntarily disclose information that we believe is important or useful for stakeholders in seeking to deepen their understanding of the MUFG Group.
Information on individual events such as ATM failures is disclosed based on several factors, including the extent of the resulting impact and the requirements for customer support, for the purpose of providing accurate information directly to the customers who were affected.
In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.
Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

Business Report for the Eighteenth Fiscal Year (April 1, 2022 to March 31, 2023)

1. Matters Concerning the Current State of the Company

(1) Business Operations and Results of the Group

a. Major Business Matters

The group/MUFG (the "Group") is a corporate group that is comprised of the Company, 159 subsidiaries, 87 subsidiary entities, etc., and 46 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world's most trusted financial group.



Mitsubishi UFJ Financial Group, Inc. (MUFG)
Strategic Collaboration
Morgan Stanley*1
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ NICOS Co., Ltd.
MUFG Americas Holdings Corporation
Bank of Ayudhya Public Company Limited
PT Bank Danamon Indonesia, Tbk.
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.
First Sentier Investors Holdings Pty Ltd
MUFG Investor Services Holdings Limited
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Morgan Stanley MUFG Securities Co., Ltd.*1
ACOM CO., LTD.

*1 Morgan Stanley MUFG Securities Co., Ltd. and Morgan Stanley are equity-method accounted affiliates.

*2 This diagram summarizes the relationship between the Company and major Group companies.

b. Financial and Economic Environment

During FY2022, the global economy faced numerous supply constraints resulting from the COVID-19 pandemic as well as a sharp rise in energy prices triggered by the conflict in Ukraine. This led to a rise in inflation globally, followed by considerable monetary tightening, which put downward pressure on economies. Nevertheless, economic activities continued to normalise as people learned to live with COVID-19, and, on the whole, the global economy was continuing to recover gradually. However, there are signs that the conflict in Ukraine will be long and the downward pressure on the global economy from the cumulative effects of monetary tightening up until now has increased further. As a result, there has been a marked slowing of economic growth since the end of last year. In addition, we cannot rule out the risk that the financial system uncertainty in the United States and Europe since March would affect the real economy. In Japan, there has been steady progress in balancing the normalisation of economic activities with COVID-19 measures since the priority preventative measures were lifted in March last year, and the economy continues to recover gradually.

Turning to the financial market, stock prices were generally high despite a period of decline on the back of increased tension over geopolitical risks, such as the conflict in Ukraine, and central banks tightening their monetary policy stances. There was a sharp increase in policy rates in Europe and the US, which led to a rise in market interest rates during the latter half

of the year. However, market interest rates then slowly fell, despite some fluctuations. In Japan, short-term interest rates remained low, but long-term interest rates rose slightly when the Bank of Japan (BoJ) modified the conduct of Yield Curve Control in December last year. In terms of currency exchange, the yen depreciated to USD/JPY 151 in October last year for the first time in 32 years. Subsequently, the Japanese government and BoJ intervened in the currency market, the Fed decreased the pace of its rate hikes and the BoJ modified its monetary policy. As a result, the yen stopped weakening and shifted somewhat towards a trend of yen appreciation/dollar depreciation.

c.   Business Operations and Results of the MUFG Group (Results of Fiscal Year 2022)
Under such environments, with respect to the consolidated results of the MUFG Group in fiscal year 2022, ordinary profits were ¥1,020.7 billion and profits attributable to owners of parent were ¥1,116.4 billion.
Consolidated gross profits were ¥4,503.0 billion, marking an increase of ¥539.0 billion from the previous fiscal year. Net interest income was ¥2,907.5 billion, an increase of ¥863.8 billion from the previous fiscal year, mainly due to improvement of lending spread and an increase of overseas interest income of loans and deposits during the period as interest rates rose globally. Trust fees and net fees and commissions income were ¥1,695.4 billion, an increase of ¥120.6 billion from the previous fiscal year, mainly due to an increase in financing-related fees and commissions overseas. Net trading profits(losses) and net other operating profits(losses) resulted in losses of ¥99.9 billion, a decrease of ¥445.5 billion from the previous fiscal year, as foreign bonds with large unrealized losses were sold off in order to improve book value yields while revenue from sales & trading operations remained strong. General and administrative (G&A) expenses were ¥2,908.7 billion, an increase of ¥161.4 billion from the previous fiscal year, due to the impact of foreign exchange translation and MUFG Union Bank (MUB)'s share transfer, etc., despite decreased expenses in Japan. As a result of the above, net operating profits totalled ¥1,594.2 billion, marking an increase of ¥377.5 billion from the previous fiscal year. Total credit costs were ¥674.8 billion, marking an increase of ¥343.4 billion from the previous fiscal year, recording valuation losses on loans from the accounting treatment associated with the decision to sell all shares of United States-based subsidiary MUB. Net gains (losses) on equity securities resulted in gains of ¥288.0 billion. Equity in earnings of equity method investees amounted to ¥425.8 billion. Other non-recurring gains (losses) resulted in losses of ¥612.5 billion, recording valuation losses on MUB's bonds from the accounting treatment associated with the decision to sell all shares of MUB. As for net extraordinary gains (losses), gains of ¥549.1 billion were recorded, mainly due to the recording of gains on the sale of shares of MUB, including the reversal made on most of the aforementioned valuation losses on loans, bonds, etc.
As a result of the above, profits attributable to owners of parent were ¥1,116.4 billion, and remains the same level as the previous fiscal year which recorded the highest profits in MUFG history, exceeding ¥1tn two years in a row.
Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated total capital ratio were 10.76%, 12.04%, and 13.91%, respectively. All of these met the required level as of March 31, 2023. The liquidity coverage ratio[1] was 152.2%, also meeting the required level.
In addition, non-performing loan ratio that shows the soundness of loan assets, remained at a low level of 1.26%.
Annual dividends per common stock for fiscal year 2022 are expected to be ¥32.0[2], ¥4.0

higher from the previous fiscal year.

The sale of shares of MUB to U.S. Bancorp (USB), a major bank in the United States, was announced in September 2021 and completed in December 2022. In addition, MUFG has entered into a business alliance agreement with USB. As part of this arrangement, MUFG and USB have agreed to collaborate on maintaining account opening services for certain Japanese retail customers in the United States. This decision was made with the perspective of optimal allocation of our resources, and we still consider the United States a key market region. Our local operations will focus on corporate transactions, a field where we can fully leverage the strength of MUFG for continuing to seek new growth.

[1] The index showing adequate ownership of assets (numerator) realizable in a short period sufficient to cover the funds (denominator) expected to flow out in thirty days under stressful circumstances.

[2] Assuming that the year-end dividend for fiscal year 2022 is approved at the Annual General Meeting of Shareholders to be held on June 29, 2023.

For detailed financial results, please refer to our company website.

https://www.mufg.jp/english/ir/index.html

(Operations and Results by Business Group)
In order to demonstrate the strengths of its comprehensive financial group, the MUFG Group has introduced the business group system in which our group companies coordinate closely to formulate group-wide strategies and promote businesses. Each business group designs strategies that integrate the strengths of group subsidiaries and implements measures in order to meet a broad range of customer needs.

The operations and results by business group for fiscal year 2022 are as follows.



■ Net Operating Profits by Business Group[1]

Global Markets
¥137.1 billion

Global Corporate & Investment Banking
¥376.0 billion

Asset Management & Investor Services
¥105.1 billion

Net operating profits
¥1,577.6 billion[2]

Digital Service
¥214.4 billion

Retail & Commercial Banking
¥157.3 billion

Japanese Corporate & Investment Banking
¥474.6 billion

Global Commercial Banking
¥290.3 billion

*1 On a managerial accounting basis
*2 Includes figures for headquarter/Other, in addition to total net operating profits of the seven business groups

Digital Service
Main Business
• Provide domestic individual customers and corporate clients with highly convenient digital-driven financial services which are available through various contact points
Vision for the Business Group
• A financial services specialist relied on by society as a whole and capable of helping customers resolve their anxieties about finance • A financial and digital platform operator boasting an overwhelming presence as Japan's leading bank



Overview of Results

Areas such as consumer finance saw robust performance as activities continued to recover from stagnation induced by the COVID-19 pandemic. In addition, progress was made on cost reductions in association with initiatives including the consolidation of branch offices and digitalization of internal back-office operations. As a result, net operating profits increased by ¥31.7 billion. We will continue to expand customer contact points online and across all relevant channels. Furthermore, we are focusing on working to create new services through external collaboration.

Retail & Commercial Banking
Main Business
• Provide domestic individual and corporate customers with a range of financial services, such as lending and settlement as well as those associated with asset management, inheritance and real estate in addition to offering business and asset succession solutions
Vision for the Business Group
• Help people enjoy abundant lives while contributing to growth and business expansion for corporate customers • A team of finance professionals with unparalleled strength in Japan



Overview of Results

Sales operations centered around the provision of loans and deposits, foreign exchange, and derivatives increased due to the evolution of needs to suit changes in our environment such as the upward trend in interest rates in the United States. In addition, we were able to curb personnel and non-personnel expenses through the consolidation of branch offices, and as a result, net operating profits increased by ¥63.6 billion. We will continue to provide high-value-added services and solutions by offering an approach to the challenges faced by our customers with the integrated operation of the Bank, the Trust Bank, and the Securities.

Japanese Corporate & Investment Banking

Main Business
• Offer comprehensive financial solutions tailored to needs of major Japanese corporations, with the Bank, the Trust Bank, the Securities and other Group companies acting in close collaboration and taking full advantage of their sophisticated expertise in their respective financial service fields
Vision for the Business Group
• Grow together with customers by sharing business risk • Realize "staircase management"; steadily climb a growth staircase and achieve year-on-year improvement toward the goals of the Medium-Term Business Plan in three years



Overview of Results

Results expanded centered around loans and deposits due to efforts to pursue appropriate returns relative to risk and respond flexibly to changes in our environment such as the upward trend in interest rates in the United States. Net operating profits increased by ¥172.4 billion as we were able to realize "staircase management" in fiscal year 2022. In addition, we are strengthening our efforts to deepen engagement (dialogue) and share business risks with our customers in order to resolve environmental and social issues, as well as management issues of our customers, which are becoming more complex and diverse.

Global Commercial Banking

Main Business
• Provide financial services to corporations expanding into the Asia region as well as to local SMEs and individuals through partner banks, such as Krungsri (Bank of Ayudhya), Bank Danamon, VietinBank and Security Bank
Vision for the Business Group
• Committed to empowering a brighter future for customers in Asia through collaboration between MUFG and partner banks



Overview of Results

Net operating profits increased by ¥46.6 billion, mainly due to an increase in the loan balance at Krungsri and the curbing of funding costs at Danamon Bank. In investments related to digital business, we decided to acquire subsidiaries of HC[*1], invest in Akulaku[*2], and establish the Garuda Fund[*3]. In addition to deepening collaboration with our partner banks, we will continue to make investments related to digital business toward promoting further growth in Asia in order to "empower a brighter future in Asia" for our customers.

[*1] Subsidiaries of Home Credit B.V. engaged in consumer lending in the Philippines and Indonesia
[*2] Fintech company providing digital financial services primarily in Indonesia
[*3] Specialty fund for Indonesia to invest in emerging companies (USD 100 million)

Asset Management & Investor Services

Main Business
• Provide various products, services and consulting employing sophisticated specialist know-how in the areas of AM[*1], IS[*2] and pensions [*1] Asset Management [*2] Investor Services
Vision for the Business Group
• To be the professional global AM/IS player to continuously meet customers' needs through demonstrating high degree of expertise as a fiduciary toward sustainable society



■ Net operating profits

¥107.5 billion → ¥105.1 billion

¥(2.4) billion

FY 2021 — FY 2022

Overview of Results

In the asset management field, Mitsubishi UFJ Kokusai Asset Management had the top ranking in the industry in terms of the balance of publicly offered stock investment trusts[*4] held. In the IS field, steady progress was made in the synergistic provision of high-value-added services in Japan and overseas. In the pension business field, D-Canvas[*5] reached over 300,000 users as the base of persons enrolled in the defined contribution pension plans continues to expand. However, net operating profits decreased by ¥2.4 billion as a result of a decline in performance fees recorded in the previous fiscal year and a slump in the market. We will continue to seek further growth through demonstrating a high degree of expertise.

[*4] Excluding ETFs
[*5] App for persons enrolled in the defined contribution pension plans. Recipient of the 2022 Good Design Award

Global Corporate & Investment Banking

Main Business
• Offer value-added solutions for large global corporate and financial institution customers by leveraging our extensive network and product capabilities through an integrated business model mainly among the Bank and the Securities
Vision for the Business Group
• Develop a sustainable business model delivering satisfactory portfolio returns in a dynamic business environment • Become a global financial partner representing Japan and Asia with world-class expertise and capabilities



■ Net operating profits

¥376.0 billion

¥244.8 billion

+¥131.2 billion

FY 2021 — FY 2022

Overview of Results

Although capital markets revenues decreased due to a stagnant market, net operating profits increased by ¥131.2 billion as a result of an increase in net interest incomes in loans and deposits as well as loan related fees and commissions from project financing etc. We continue to promote efforts to capture diverse client needs by leveraging the integrated business operation of GCIB and Global Markets Sales & Trading (S&T). In addition, we expand financing and related business to support growth of startups and emerging tech companies as a new business in a growing market.

Global Markets
Main Business
• Handle customer-segment sales & trading (S&T) operations associated with interest rates (bonds), forex and equities • Comprehensively manage MUFG's assets, liabilities and various risks via treasury operations
Vision for the Business Group
• Under the basic policy of "standing at the forefront of the change," stably raising our earnings power while challenging ourselves to achieve transformation and contribute to sustainable growth for customers as well as MUFG under the banner of "Drive Growth and Transformation"



Overview of Results

We were able to grasp the issues and needs of our customers in a timely and appropriate manner by further increasing the amounts of activities and succeeding in flexible position management against increased volatility. As a result, we were able to record significant profits from Sales & Trading business, driving net operating profits of ¥137.1 billion. In Treasury business, amid a sharper-than-expected rise in USD interest rates, we controlled the deterioration in unrealized PnL through various hedging operations and continued to take on the challenge to expand New Investment business.

d. Key Issues

Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector and more recently, concerns about inflation rates remaining high or continuing to accelerate, increasing geopolitical risks and instability in financial markets and financial systems centered around Europe and the United States. These developments are changing the business environment in significant ways.

MUFG seeks to meet these changes with clear eyes and to make the most of these challenges as opportunities for growth to become a leading force in the new era. It is with this goal that we have defined our purpose that we have set in April 2021: "Committed to empowering a brighter future." In our Medium-term Business Plan for the three years starting from fiscal year 2021, we have defined "Corporate Transformation," "Strategies for Growth" and "Structural Reforms" as the three strategic pillars, and we were able to promote these strategies on a groupwide basis and achieve results during fiscal year 2022 continuing from fiscal year 2021.

In fiscal year 2023, we will continue to strive to meet the expectations of all our stakeholders—including customers, shareholders and employees—by structuring our business model to suit the changes in our environment and achieving higher profitability and improved return on equity.

1. Basic Policy

In our Medium-term Business Plan, our goal is to leverage our financial and digital capabilities to be the leading business partner that pioneers the future. We set this goal with the desire to help all our stakeholders take the next step forward in a time of constant change. The key words for the transformative change we will be pursuing are (1) Digitalization, (2) Sustainability Management, and (3) New Challenges/Speed. We will address the issues that confront our customers and wider society, working to provide optimal solutions.

▌ Overview of the Medium-term Business Plan

Our Vision	**Be the premier business partner that pioneers the future through the power of finance and digital services** To cope with the drastically changing society, we commit to empower all stakeholders to move to the next step forward
Financial Targets	**ROE 7.5%** Becoming a financial group which constantly earns ¥1 trillion of profits attributable to owners of parent

Three Strategic Pillars	**I. Corporate Transformation —Change our modes of operation and business execution—**
	i. Digital transformation (DX)
	ii. Contribution to addressing environmental and social issues
	iii. Transformation of corporate culture (a culture with a focus placed on "speed" and "new challenges")
	
	II. Strategies for Growth —Strengthen profitability—
	i. Wealth management iv. GCIB & Global Markets
	ii. Approach of proposing v. Global AM/IS
	   solutions to customer's issues
	iii. Asia business
	
	III. Structural Reforms —Ensure business resilience—
	i. Cost and risk-weighted asset (RWA) control
	ii. Transformation of platforms and our
	   business infrastructure
	iii. Review of our business portfolios

Furthermore, for MUFG to achieve sustainable corporate growth and improvement in corporate value, it is important to secure a business portfolio generating even higher and more stable profits, and to that end, we believe that strategic investment in growth areas is essential. In addition, we aim to represent ourselves as a company where employees can direct their energies into their work, and through best practices for creating new value and highlighting employees who are doing their best to take on new challenges, we also aim to create a virtuous cycle of new challenges spreading forth from our Purpose.

Through these measures, we will continue to secure business stability (focusing on business resilience) and maintain our management policy that is attractive to employees and fosters greater motivation for employee participation (engagement-focused management).

2. Financial Targets and Capital Policy

We have set mid-to long-term financial targets, along with fiscal year 2023 targets, as follows. In our Medium-term Business Plan, we position ROE as the most important financial target. Furthermore, we have set profit, cost, and RWA as the three drivers to achieve the ROE target and will promote growth strategy and structural reform.

Our capital policy calls for striking an appropriate balance from three perspectives: solid equity capital adequacy, opportunities for investing capital to strengthen profitability, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established "Basic policies for shareholder returns," which continuously seek to improve shareholder returns, focusing on dividends. MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, and to raise the dividend payout ratio progressively to 40% by fiscal year 2023. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and the market conditions, including the share prices.

In principle MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and MUFG shall cancel the shares exceeding such amount.

▌ ROE Target and Capital Management Controlling Range

	FY2022 results	FY2023 targets	Mid- to long-term targets
ROE*1	7.03%	7.5%	9%–10%
CET 1 ratio (Finalized Basel III reforms basis*2)	10.3%	9.5–10.0%	

▌ Three Drivers for Achieving the ROE Target

Profits	Expenses*3	RWA
Net operating profits: ¥1.4 trillion Profits attributable to owners of parent: ¥1 trillion or more	Lower than fiscal 2020 level (Excluding expenses linked to revenues)	Maintain a level of the fiscal 2020-end (Improve profitability via asset portfolio reshuffling)

*1 ROE (MUFG definition) =

$$\frac{\text{Profits attributable to owners of parent}}{\{(\text{Total shareholders' equity at the beginning of the period} + \text{Foreign currency translation adjustments at the beginning of the period}) + (\text{Total shareholders' equity at the end of the period} + \text{Foreign currency translation adjustments at the end of the period})\} \div 2}$$

*2 Estimated CET1 ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis. Excludes net unrealized gains (losses) on available-for-sale securities.

*3 Mid- to long-term expense ratio (approx. 60%) is unchanged.

3. Promoting Major Business Strategies

Each of the Group's operating companies, Business Groups, and corporate centers are working together to promote "Corporate Transformation," "Strategies for Growth" and "Structural Reforms," which are defined as the major strategic pillars.

Three Major Business Strategies

(I) Corporate Transformation

Main strategies	Main initiatives
Digital transformation (DX)	● Enhance our contact points for digital services for all customers while pushing ahead with digitalizing our products and services ● Reduce the workload via the use of digital technologies
Contribution to addressing environmental and social issues	● Step up an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for environmental and social issues. To this end, realign our business strategies, risk management and social contribution initiatives in light of 10 priority issues we have identified
Transformation of corporate culture (a culture with a focus placed on "speed" and "new challenges")	● Encourage employees to always act in line with our Purpose while fostering an open-minded corporate culture, with the aim of speeding up strategic execution and empowering employees to autonomously take on new challenges

(II) Strategies for Growth

Main strategies	Main initiatives
Wealth management	● Strengthen the wealth management business via the development of infrastructure for enhancing our comprehensive asset management proposal capabilities, the allocation of human resources and the provision of solutions for business owners
Approach of proposing solutions to customers' issues	● Help resolve management challenges confronting large Japanese corporate clients via the strengthening of risk-taking capabilities and the use of a groupwide, integrated approach
Asia business	● Seize growth opportunities in Asia by taking advantage of our broad regional network consisting mainly of Bank of Ayudhya (Thailand) and Bank Danamon (Indonesia), both of which are consolidated subsidiaries, in addition to promoting digital transformation
GCIB & Global Markets	● Promote the optimization of our portfolio by, for example, rebalancing the portfolio to the institutional investor business. Also, step up asset velocity and cross-selling approach via the integrated operation of GCIB and Global Markets business groups
Global AM/IS	● Push ahead with our businesses in the global AM/IS field, an industry that has robust growth potential, in a way that takes full advantage of our strength

(III) Structural Reforms

Main strategies	Main initiatives
Cost and RWA control	● Execute necessary investment for growth while thoroughly curbing base expenses ● Enhance RWA control via replacing low-profitability assets with high-profitability assets
Transformation of platforms and our business infrastructure	● Carry out efficient and effective investment for the digital shift ● Simplify procedures and rules to facilitate reforms while reviewing our decision-making process
Review of our business portfolios	● Review resource allocations to low-profitability businesses ● Step up external collaboration and other initiatives related to new businesses

(2) Financial Position and Results of Operations of the Group and the Company (Consolidated Basis and Non-Consolidated Basis)

a. Financial Position and Results of Operations of the Group (Consolidated Basis)

(Millions of yen)

	Fiscal Year 2019 Ended March 31, 2020	Fiscal Year 2020 Ended March 31, 2021	Fiscal Year 2021 Ended March 31, 2022	Fiscal Year 2022 Ended March 31, 2023
Ordinary income	7,299,078	6,025,336	6,075,887	9,281,027
Ordinary profits	1,235,770	1,053,610	1,537,649	1,020,728
Profits attributable to owners of parent	528,151	777,018	1,130,840	1,116,496
Consolidated comprehensive income (Figures in parentheses represent net loss)	271,456	1,324,655	797,310	1,158,800
Total net assets	16,855,738	17,716,257	17,988,245	18,272,857
Total assets	336,571,379	359,473,515	373,731,910	386,799,477

(Note)   All figures have been rounded down to the nearest unit.

b. Financial Position and Results of Operations of the Company (Non-Consolidated Basis)

(Millions of yen)

			Fiscal Year 2019 Ended March 31, 2020	Fiscal Year 2020 Ended March 31, 2021	Fiscal Year 2021 Ended March 31, 2022	Fiscal Year 2022 Ended March 31, 2023
Operating income			400,893	437,819	622,637	641,968
	Dividends received		367,350	402,724	587,680	606,916
		Dividends received from banking subsidiaries	277,471	317,452	419,691	407,630
		Dividends received from other subsidiaries	20,329	18,448	52,278	31,702
Profits			429,000	377,195	571,859	602,223
Profits per share			(yen) 33.25	(yen) 29.36	(yen) 44.72	(yen) 48.93
Total assets			18,650,002	19,061,312	19,977,035	22,642,309
	Investments in banking subsidiaries		7,653,341	7,641,206	7,641,206	7,641,206
	Investments in other subsidiaries		999,522	985,430	984,047	958,513

(Note)   All figures have been rounded down to the nearest unit.

(3) Capital Investment of the Group

a. Total Amounts of Capital Investment

(Millions of yen)

MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
214,767	55,984	35,875	50,086	3,631	360,343

(Notes) 1. All figures have been rounded down to the nearest unit.

2. Amounts include investments in intangible fixed assets, such as software, as well as tangible fixed assets.

b. New Additions, etc. of Significant Equipment

(New Additions, Renovations, etc.)

(Millions of yen)

Company Name	Description	Amount
MUFG Bank, Ltd.	System development related to next-generation Mitsubishi UFJ Direct	10,094
Mitsubishi UFJ NICOS Co., Ltd.	System integration	10,640

(Notes) 1. All figures have been rounded down to the nearest unit.

2. In addition to the above, MUFG Bank, Ltd. acquired branches, etc. of MUFG Union Bank, N. A. However, they are not included in the table above because they were transferred internally within the Group.

(Disposal, Retirement, etc.)

(Millions of yen)

Company Name	Description	Amount
MUFG Americas Holdings Corporation	Branches, etc. of MUFG Union Bank, N. A.	118,399

(Notes) 1. All figures have been rounded down to the nearest unit.

2. ¥51,446 million of the above assets was sold to MUFG Bank, Ltd.

MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation allocate fixed assets in segments. Subsidiaries not subject to allocation do not allocate fixed assets to any segment, and are therefore not stated under segments.

(4) Principal Subsidiaries, etc.

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	1,711,958	Banking	100.00
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust Banking, Banking	100.00
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	75,518	Securities Holding Company	100.00
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	109,312	Credit Cards	100.00
ACOM CO., LTD.	Minato-ku, Tokyo	63,832	Loan, Loan Guarantees	40.19 (2.61)
Japan Digital Design, Inc.	Chuo-ku, Tokyo	2,300	Research	94.18 (1.16)
Global Open Network, Inc.	Minato-ku, Tokyo	100	Holding Company	80.00
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	250	Venture Capital Investment	100.00
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	10,000	Trust Banking, Banking	46.50 (46.50)
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	2,000	Investment Trust Management	100.00 (100.00)
MU Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,200	Investment Advisory	100.00 (100.00)
Mitsubishi UFJ Alternative Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Securities-related operations, Investment Advisory	100.00 (100.00)
Human Resources Governance Leaders Co., Ltd.	Chiyoda-ku, Tokyo	490	Consulting	100.00 (100.00)
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	300	Real Estate Brokering	100.00 (100.00)
Japan Shareholder Services Ltd.	Chiyoda-ku, Tokyo	100	SR and IR support	100.00 (100.00)
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	40,500	Securities	60.00 (60.00)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
au Kabucom Securities Co., Ltd.	Chiyoda -ku, Tokyo	7,196	Securities	51.00 (51.00)
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	11,772 (USD 88 million)	Bank Holding Company	100.00 (95.33)
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	287,610 (THB 73,557 million)	Banking	76.88 (76.88)
PT Bank Danamon Indonesia, Tbk.	Jakarta, Republic of Indonesia	53,361 (IDR 5,995,576 million)	Banking	92.47 (92.47)
MUFG Investor Services Holdings Limited	Hamilton, Bermuda, British Overseas Territories	5,800 (USD 43 million)	Holding Company	100.00 (100.00)
Mitsubishi UFJ Trust International Limited	London, U.K.	6,615 (GBP 40 million)	Securities	100.00 (100.00)
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	330 (GBP 2 million)	Investment Management	100.00 (100.00)
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	82 (GBP 500 thousand)	Investment Advisory	51.00 (51.00)
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	24,968 (USD 187 million)	Trust Banking, Banking	100.00 (100.00)
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	1,073 (EUR 7,375 thousand)	Investment Trust Management	100.00 (100.00)
First Sentier Investors Holdings Pty Ltd	Sydney, Australia	381,444 (AUD 4,255 million)	Holding Company	100.00 (100.00)
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	18,614 (CAD 188 million)	Securities	100.00 (100.00)
MUFG Securities EMEA plc	London, U.K.	305,804 (GBP 1,847 million)	Securities	100.00 (100.00)
MUFG Securities Asia Limited	Hong Kong, People's Republic of China	29,710 (USD 222 million)	Securities	100.00 (100.00)
au Jibun Bank Corporation	Chuo-ku, Tokyo	83,500	Banking	25.16 (25.16)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
BOT Lease Co., Ltd.	Chuo-ku, Tokyo	20,049	Leasing	38.85 (38.85)
JACCS CO., LTD.	Hakodate-shi, Hokkaido	16,138	Agency Services for Credit Purchases	22.42 (22.42)
Kanmu, Inc.	Shibuya-ku, Tokyo	99	Prepaid cards	39.02 (39.02)
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	62,149	Securities	49.00 (49.00)
Mitsubishi HC Capital Inc.	Chiyoda-ku, Tokyo	33,196	Leasing	20.05 (5.53)
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	6,059	Software Development, Information Processing	20.00
Morgan Stanley	New York, NY, U.S.A.	1,171,165 (USD 8,770 million)	Bank Holding Company	22.50
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	273,927 (VND 48,057,506 million)	Banking	19.72 (19.72)
Security Bank Corporation	Makati, Republic of the Philippines	18,859 (PHP 7,635 million)	Banking	20.00 (20.00)

(Notes)
1. Amounts have been rounded down to the nearest unit.

2. The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.

3. The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.

4. The figures in parentheses ( ) in the column "Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company" indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

5. The Chukyo Bank, Ltd. is no longer a principal subsidiary of the Company due to the sale of shares by the Company's subsidiary, MUFG Bank, Ltd.

6. Kanmu, Inc. became a principal subsidiary of the Company due to the purchase of its shares by the Company's subsidiary, MUFG Bank, Ltd.

2. Matters Concerning Company Executives (Directors and Corporate Executives)

(1) Status of Company Executives

Members of the Board of Directors

(As of March 31, 2023)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Mariko Fujii	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Outside Director of NTT DATA CORPORATION	-
Keiko Honda	Member of the Board of Directors (Outside Director) Audit Member	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs Outside Director of AGC Inc. Outside Director of the Board of Recruit Holdings Co., Ltd.	-
Kaoru Kato	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Audit Member	Senior Advisor of NTT DOCOMO, Inc.	-
Satoko Kuwabara	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Gaien Partners Outside Director of BANDAI NAMCO Holdings Inc. Outside Auditor of Unicafe Inc. Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha	-
Toby S. Myerson	Member of the Board of Directors (Outside Director) Risk Member	Chairman & CEO of Longsight Strategic Advisors LLC	-
Hirofumi Nomoto	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Chairman & Representative Director of TOKYU CORPORATION Director of Tokyu Fudosan Holdings Corporation President & CEO of THREE HUNDRED CLUB CO., LTD. Outside Director of TOEI COMPANY, LTD.	-
Yasushi Shingai	Member of the Board of Directors (Outside Director) Audit Member Risk Member	Outside Director of Dai-ichi Life Holdings, Inc. Outside Director of ExaWizards Inc. Outside Director of Olympus Corporation	(Note) 1
Koichi Tsuji	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)		(Note) 1
Tarisa Watanagase	Member of the Board of Directors (Outside Director) Risk Member		-
Ritsuo Ogura	Member of the Board of Directors Audit Member		-
Kenichi Miyanaga	Member of the Board of Directors Audit Member		-

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Kanetsugu Mike	Member of the Board of Directors	Outside Director of MITSUBISHI MOTORS CORPORATION	-
Hironori Kamezawa	Member of the Board of Directors Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley	-
Iwao Nagashima	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Directors) Chairman of Trust Companies Association of Japan	-
Junichi Hanzawa	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors) Chairperson of Japanese Bankers Association	-
Makoto Kobayashi	Member of the Board of Directors	President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)	-

(Notes) Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee

1. Mr. Yasushi Shingai, an Audit Member, with long years of experience in an accounting department, has respectable knowledge regarding finance and accounting. Mr. Koichi Tsuji, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2. To ensure the effectiveness of audit, the Company elected Mr. Ritsuo Ogura and Mr. Kenichi Miyanaga, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3. The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Mr. Koichi Tsuji and Ms. Tarisa Watanagase, each an Outside director, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4. The officially registered name of Ms. Satoko Kuwabara is Satoko Ota.

Corporate Executives

(As of March 31, 2023)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Kanetsugu Mike	Chairman (Corporate Executive)	Outside Director of MITSUBISHI MOTORS CORPORATION
Hironori Kamezawa	President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley
Yoshitaka Shiba	Senior Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division	
Tetsuya Yonehana	Senior Managing Corporate Executive (Representative Corporate Executive) Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Naomi Hayashi	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding In Charge of Wealth Management Research Division)	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)
Atsushi Miyata	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Retail & Commercial Banking Business Group Head of Unit, Wealth Management Unit (excluding In Charge of Wealth Management Research Division)	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)
Takayuki Yasuda	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director and Senior Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)
Teruyuki Sasaki	Senior Managing Corporate Executive Group CHRO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hiroshi Mori	Managing Corporate Executive Group CLO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Masakazu Osawa	Managing Corporate Executive Group Head, Digital Service Business Group & Group CDTO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) CEO and Representative of the Board of Directors of Global Open Network, Inc. Chairman and CEO, Representative of the Board of Directors of Global Open Network Japan, Inc. Director of ACOM CO., LTD.
Yutaka Miyashita	Managing Corporate Executive (Representative Corporate Executive) Group CSO (in charge of Corporate Planning Division excluding Finance & Resources Management and Global Business), In charge of Corporate Administration Division Risk Member	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Non-executive Director of Mitsubishi UFJ Trust and Banking Corporation
Keitaro Tsukiyama	Managing Corporate Executive Group CCO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Fumitaka Nakahama	Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Toshiki Ochi	Managing Corporate Executive Group CIO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hiroyuki Seki	Managing Corporate Executive Group Head, Global Markets Business Group	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hideaki Takase	Managing Corporate Executive Group COO-I Deputy Group Head, Global Commercial Banking Business Group, In charge of the Americas and EMEA	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Director of MUFG Americas Holdings Corporation
Kenichi Yamato	Managing Corporate Executive Group Head, Global Commercial Banking Business Group Group Deputy COO-I, In charge of Asia	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) President Commissioner of Bank Danamon

Name	Title and Areas of Responsibility	Important Concurrent Posts
Shuichi Yokoyama	Managing Corporate Executive Group CRO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Director of Mitsubishi UFJ Securities Holdings Co., Ltd. Director of MUFG Americas Holdings Corporation Commissioner of Bank Danamon

(Note)   Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Risk Member: Member of the Risk Committee

Executive job titles are abbreviated as follows.

CEO: Chief Executive Officer
CSO: Chief Strategy Officer (in charge of Corporate Planning Division)
CFO: Chief Financial Officer (in charge of Financial Planning Division)
CRO: Chief Risk Officer (in charge of Corporate Risk Management Division and Credit Policy & Planning Division)
CHRO: Chief Human Resources Officer (in charge of Human Resources Division)
CCO-I: Chief Operating Officer-International (in charge of Corporate Planning Division (Global Business))
CDTO: Chief Digital Transformation Officer (in charge of Digital Service Planning Division)
CCO: Chief Compliance Officer (in charge of Global Compliance Division and Global Financial Crimes Division)
CLO: Chief Legal Officer (in charge of Legal Division)
CAO: Chief Audit Officer (in charge of Internal Audit Division)
CIO: Chief Information Officer (in charge of Information Systems Planning Division)

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2022 (titles and areas of responsibility at the time of retirement are shown in parentheses):

The following Corporate Executives resigned on April 1, 2022.

Saburo Araki (Deputy Chairman (Representative Corporate Executive))

Iwao Nagashima (Deputy Chairman (Representative Corporate Executive))

Junichi Hanzawa (Deputy Chairman (Representative Corporate Executive))

Masato Miyachi (Senior Managing Corporate Executive; Group Head, Global Corporate & Investment Banking Business Group))

Takayoshi Futae (Senior Managing Corporate Executive; Group Head, Global Commercial Banking Business Group & Group COO-I, In charge of Overseas Business Transformation)

Masahiro Kuwahara (Senior Managing Corporate Executive; Group CRO)

Shigeru Yoshifuji (Senior Managing Corporate Executive; Group Head, Global Markets Business Group)

Hiroki Kameda (Managing Corporate Executive; Group CIO)

The following Member of the Board of Directors retired on June 29, 2022.

Saburo Araki (Member of the Board of Directors)

(2) Compensation, etc. for Company Executives

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised March 29, 2023)

1. Context of the Policy

The Company's Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers ("Executives, etc.") (the "Policy") in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy is as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2. Decision-Making Organization for the Policy

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.



Compensation Committee
Chairperson
Outside
Outside
Outside
Outside
Internal
● Comprises two or more independent outside directors and a director who concurrently serves as President & Group CEO
● The chairperson is selected from independent outside directors
Determines the following matters in relation to compensation for Executives, etc.
i) The Policy
ii) Contents of the establishment, revision and abolition of the compensation system for the Company's Executives, etc.
iii) Contents of compensation for the Company's individual Members of the Board of Directors and corporate executives in accordance with the Policy
Deliberated and make proposals to the board of directors on the following matters
i) Contents of the establishment, revision and abolition of the system regarding compensation for Executives, etc. of the Company's major subsidiaries
ii) Compensation of the chairman, deputy chairman, president & CEO of the Company's major subsidiaries
iii) Compensation, etc. of the locally-hired Executives, etc. of the Company, the Company's subsidiaries and overseas subsidiaries

3. Summary of the Policy

1) Philosophy and Objective

The MUFG Group has defined as its Purpose "Empowering a brighter future." Our goal for three years in the future is "to leverage our financial and digital capabilities to be the leading business partner that pioneers the future." Furthermore, our medium- to long-term vision is "to be the world's most trusted financial group." With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we aim to further evolve our value creation by employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for social issues.

In an effort to realize such a management policy, we have decided on this Policy on compensation for executives in order to prevent excessive risk-taking and raise motivation of Executives, etc., to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, while also further driving measures aimed at taking on the challenges of reform implementation, thereby improving our business resilience and competitiveness, enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group, and further advancing the Group's sustainability management. In addition, this Policy has been prescribed in accordance with economic and social conditions, the business performance and financial soundness of the Company and the MUFG Group, and applicable Japanese and overseas regulations regarding compensation of executives, while at the time ensuring objectivity and transparency of the process of determining compensation for executives.

2) Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, "Director and Corporate Executive Allowances" and "Committee Member (Chairperson) Allowances" and similar allowances are added according to the roles and responsibilities of each executive.

3) Composition, Structure and Contents of Compensation, etc.
  - In principle, compensation for the Company's Executives, etc. is composed of three types: "annual base salary" (fixed), "performance-based stock compensation" (linked to stock price and medium- to long-term performance) and "cash bonuses" (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.
  - In the stock compensation plan, the Company's shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.
  - The proportion of the President & CEO's compensation since fiscal year 2018 is balanced among these three types of compensation: "annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1." (In case the stock compensation and cash bonus are paid in base amount).
  - The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in

descending order of position, with the President &CEO being the individual with the highest proportion of performance-linked compensation (approx. 67%) followed by the Chairman (approx. 60%), the Deputy Chairman (approx. 60%), Deputy President (approx. 50%), Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles.

- Outside Directors who take on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.
- Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

Type of compensation	Linkage with performance	Performance-based compensation range	Standards for payment		Weight	Time of payment	Payment method	Proportion of Group CEO's compensation
Annual base salary	Fixed	—	• Paid based on position, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.			Monthly	Cash	1
Stock compensation	Non-performance-based	—	Base amount by position			At the time of retirement of executives	50% in shares 50% in cash Note: Subject to malus (confiscation) and clawback (restitution claim)	1
	Medium- to long-term performance-based	0-150%	Base amount by position ×	Performance factor (medium- to long-term achievement evaluation)	<50%>	At the end of the MTBP		
				Target attainment rate of indices below in MTBP				
				(1) Consolidated ROE*1	30%			
				(2) Consolidated expense reduction amount (excluding performance-linked expenses) *1	15%			
				(3) Ratings granted by ESG rating agencies*2	5%			
				Performance factor (competitor comparison evaluation)	<50%>			
				Comparison of year-on-year growth rates of indices below with competitors*3				
				(1) Consolidated net operating profits	25%			
				(2) Profits attributable to owners of parent	25%			
Cash bonuses	Short-term performance-based	0-150%	Base amount by position ×	Performance factor (quantitative evaluation factor applied to the Group CEO)	<60%>	Annually	Cash	1
				Rate of year-on-year change and target attainment rate of indices below*4				
				(1) Consolidated net operating profits	20%			
				(2) Profits attributable to owners of parent	10%			
				(3) Consolidated ROE	20%			
				(4) Consolidated expense amount	10%			
				Status of individual execution of duties (qualitative evaluation factor applied to Group CEO) • Improvement in customer-segment profitability • Risk handling • Enhancement of efforts on ESG • Evolution of sustainability management, etc.	<40%>			

*1 To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-à-vis target levels stipulated in the Medium-Term Business Plan (MTBP) regarding consolidated ROE and consolidated expense reduction (excluding performance-linked expense) is determined on an absolute evaluation basis. (See illustration on the right)



Performance factor
Image of Performance-Based Compensation (e.g., consolidated ROE)
Limit 150%
100%
0%
MTBP targets

*2 In addition to incentivizing recipients to advance sustainability management, the degree of improvement in external ratings granted by the five major ESG rating agencies is determined on an absolute evaluation basis, with the aim of objectively assessing the recipient's contribution to MUFG's initiatives to address ESG issues in a variety of fields.

*3 By conducting a relative comparison of the growth rate of "Consolidated net operating profits," which is an indication of the profitability of mainstay operations, and "Profits attributable to owners of parent," the ultimate result of management, with other major competitors (Mizuho Financial Group, Inc. and Sumitomo Mitsui Financial Group, Inc.), the contribution of management excluding external environmental factors such as market factors is evaluated as milestones for each fiscal year.

*4 To enhance profitability and capital efficiency of mainstay operations, which is one of the MUFG Group's most important management issues and to drive the improvement of its earning structure, the "Year-on-year change rate" and the "Target achievement rate" of the above four indices (the ratio of the year-on-year change rate and the target achievement rate is 1:1) are evaluated as the business performance for the year.

Compensation, etc. for Company Executives

(Millions of yen)

Classification	Number of Recipients	Total compensation, etc.	Total amount of compensation, etc. by classification			
			Annual base salary, etc.	Cash bonus	Performance-based stock compensation	
			Cash	Cash	Non-cash	
			Non-performance-based	Performance-based	Non-performance-based	Performance-based
Directors (excluding outside directors)	6	419	230	113	24	50
Corporate Executives	18	1,340	711	322	165	141
Outside Directors	9	192	192	—	—	—

(Notes)
1. All figures have been rounded down to the nearest unit.

2. The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.

3. On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during fiscal year 2022. (Please refer to the chart on the previous page for details of the stock compensation plan.)

4. In addition to the above, the Company's parent company (including subsidiaries), etc., paid ¥51 million as compensation for Outside Directors.

5. The targets and achievement ratio of each index of the performance-based stock compensation under the current Medium-Term Business Plan (from fiscal year 2021 to fiscal year 2023) are as follows.

Time span for evaluation	Performance indices	Weight	Targets, etc.	Achievement ratio					
				Fiscal year 2021		Fiscal year 2022		Fiscal year 2023	
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation
Single fiscal year	Consolidated net operating profits	25%	Determined based on comparisons with competitors	140%	130%	140%	110%	—	—
	Profits attributable to owners of parent	25%		120%		80%		—	
Medium- to long-term	Consolidated ROE (based on MUFG's standard)	30%	Fiscal year 2023: 7.5%	—					
	Consolidated expense reduction (excluding performance-linked expense)	15%	Fiscal year 2023: Reduce from fiscal year 2020						
	Evaluation by ESG evaluator	5%	Fiscal year 2023: Improve from fiscal year 2020						

6. The evaluation indices of business performance for each previous fiscal year to determine the cash bonuses paid to the President during fiscal year 2020 to fiscal year 2022 are as follows. The evaluation method of the business performance of fiscal year 2022 is the same, in principle.

Performance indices		Weight	Fiscal year 2020 bonuses		Fiscal year 2021 bonuses		Fiscal year 2022 bonuses	
			Achievement	Payment ratio	Achievement	Payment ratio	Achievement	Payment ratio
<Total evaluation>		100%	70.0%	50.0%	113.9%	112.5%	106.4%	125.0%
	Quantitative evaluation (the combination of four indices, including consolidated ROE)	60%	83.3%	—	123.2%	—	117.3%	—
	Qualitative evaluation	40%	50.0%	—	100.0%	—	90.0%	—

Reason for the Compensation Committee to Determine That the Contents of the Compensation of Individual Executive Officers, etc., are in Accordance with the Policy

The Company, upon determining the Policy at the Compensation Committee, has been conducting ongoing reviews of the executive compensation system from a multilateral perspective including the economic and social context, the business performance of the Company and the MUFG Group, and its consistency with the Policy which provides appropriate incentives but prevents excessive risk-taking. Accordingly, the Compensation Committee has determined that the contents of the compensation of individual Executive Officers, etc., which have been determined according to the executive compensation system are in accordance with the Policy.

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